                                                                    Exhibit 99.2

                                   (GRAPHIC)

                                                       Points International Ltd.

                                                              2005 Annual Report

                                                                  points.com(TM)

                                   (GRAPHIC)

                                   (GRAPHIC)

                                                                      points.com

                                                    Get More Rewards, Faster(TM)

                                   (GRAPHIC)

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Earn, Buy, Share, Redeem and Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 45 of the world's leading reward programs including American Airlines AAdvantage(R) program, Delta SkyMiles(R), eBay Anything Points(TM), Membership Rewards(R) program by American Express, Cendant TripRewards(R), Priority Club(R) Rewards, Asia Miles(TM) and S&H greenpoints.

MORE ABOUT POINTS INTERNATIONAL LTD. AND POINTS SOLUTIONS

Core Business - Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions ("PBS") available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than functions such as customer support), allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

Points Solutions accounted for 94% ($10.03 million) of the Corporation's revenues. The remaining 6% is attributed to interest income.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2005, Points.com had partnered with 30 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 17 gift certificate or retail partners.

For more information on the development of new technology for Points.com, see page 3 "General Development of the Business - Three-Year History" of the Annual Information Form ("AIF").

Points.com Business Solutions

At December 31, 2005, the Corporation had 88 Points.com Business Solutions products in the marketplace. The PBS products installed include 63 products and 25 Partner Integration add-ons among the six Integrate partners (see page 19, "Points.com Business Solutions Growth" for more information). Points.com Business Solutions include the following suite of technologies:

     Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies;

     Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

     Corporate - facilitates the sale of loyalty program currencies to corporate customers;

     Elite - facilitates the online sale of elite-tier status to members of loyalty programs;

     AirIncentives - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

     Systems Design - custom applications developed for select large loyalty program partners; and

     Integrate - functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

                                TABLE OF CONTENTS

 2   MORE ABOUT POINTS INTERNATIONAL LTD.
     AND POINTS SOLUTIONS
 4   MESSAGE FROM THE CHAIRMAN
 6   MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
 8   BUSINESS HIGHLIGHTS
10   MANAGEMENT TEAM
11   MANAGEMENT'S DISCUSSION AND ANALYSIS
40   MANAGEMENT'S RESPONSIBILITY FOR
     FINANCIAL REPORTING
41   FINANCIAL STATEMENT
42   AUDITOR'S REPORT
69   CORPORATE INFORMATION

MESSAGE FROM THE CHAIRMAN

To Our Shareholders:

Building on a very busy and successful 2004, Points International took further significant strides in 2005 to strengthen the Corporation's financial standing and its competitive position as the world's leading reward program management portal.

I am particularly pleased to report that we kept a very important commitment to our shareholders by closing a key private placement in April, through which we raised gross proceeds of $15.8 million from institutional and other accredited investors, including IAC/InterActiveCorp.

In addition, we further strengthened our balance sheet at that time, taking a major step toward eliminating our debt, through the sale by CIBC Capital Partners of a $6 million convertible debenture to that same investor group. The debenture was amended upon the sale, improving the terms and conditions for us.

Moreover, we made a commitment, as part of our agreement with that investor group, to pursue a stock exchange listing in the U.S. The Corporation was able to adhere to the spirit of its commitment when it was determined that it qualified for quotation on the Over-The-Counter (OTC) Bulletin Board system in the U.S. We followed through on that pledge on November 15, 2005 when our common shares were approved for quotation on the OTC Bulletin Board under the ticker symbol PTSEF. That was an extremely important development for the Corporation, further increasing our visibility within the U.S. investment community.

At the same time, when combined with our continued trading on the Toronto Stock Exchange in Canada, our common shares should benefit from even greater liquidity. As a result, we have made the transition from having one market-maker to more than 10, in a very short period of time. This has boosted liquidity while exposing the Corporation to a greater number of American institutional and retail shareholders.

A key element of having our common shares registered in the U.S. is the obligation to comply with U.S. securities laws, including those resulting from the enactment of the U.S. Sarbanes-Oxley Act of 2002. For Points International, this is a responsibility we are taking very seriously. We have assembled a highly capable team to implement our Sarbanes-Oxley compliance, which is backed by strong support at both the Board and executive levels. We all recognize the importance of being diligent regarding our financial statement controls. This not only earns credibility with our U.S. shareholders, as well as our Canadian investors, but it represents a valuable tool to help us maintain the highest standards of governance and management.

Indeed, our commitment to excellence, which encompasses all aspects of our operations, is reflected in our results for 2005. We had a very encouraging year. Revenues of $10 million, 96% percent of which were recurring, were 29% higher compared to 2004. Adjusted for the impact of the weakened U.S. dollar, that growth was 37%, fuelling our drive toward profitability and enabling us to maintain a strong cash position, which was greater than $22 million at year-end.

On that note, I would like to express my gratitude, on behalf of the Board, to all of the Corporation's stakeholders, each of whom has played a key role in sustaining Points International as a growing success story. We could not have enjoyed such a strong 12 months without the full support of our partners, customers and shareholders.

And once again this year, we are very proud that our talented, dedicated and ambitious employees met the challenges of tackling some extremely important projects. Thanks to our great team of people, we are confident that the Corporation will enjoy even greater success in 2006.

Finally, as we close the book on 2005, I would like to thank Christopher Barnard, Rowland Fleming, Jim Kranias, Grant McCutcheon and Christopher Payne, all of whom tendered their resignations from the Board in April. We are extremely grateful for what they brought to Points International over the years. From the earliest days of the Corporation, the support and commitment of each of these high-calibre individuals have contributed significantly to our development and success.

They departed the Board following the closing of our private placement deal. In connection with that transaction, and with a view to more closely aligning the size and composition of the Board with the Corporation's needs and with current trends in corporate governance, the Board was reduced from 11 to 7 members. We are very confident that the smaller Board, with the increased representation of some key stakeholders, will continue to effectively and efficiently represent all our shareholders.


/s/ Douglas Carty
-------------------------------------
Douglas Carty
Chairman of the Board

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

To Our Shareholders:

Points International entered 2005 coming off some exciting developments in 2004. Most importantly, we launched our new Web site, Points.com version 3.0. Despite the large scope of the undertaking, and a very challenging deadline, we delivered this tremendous product ahead of schedule last spring.

Our new site invites people to benefit from having a personalized, multi-currency, multi-functional asset manager in Points.com. Members can now follow a simple process to Swap miles and points between loyalty programs, Earn more of the miles and points they want, Buy miles and points to top up their balances, Share miles and points with family and friends, and Redeem unique redemption opportunities.

The new Web site resulted in a significant increase in traffic, with approximately 3.24 million unique visits to our site in 2005, almost triple the
1.1 million unique visits we experienced in 2004. In addition, the Corporation's database of registered users increased by 79% to 1,083,670 at the end of 2005. That includes 122,000 new users in the third quarter and 183,700 in the fourth quarter, our two strongest quarters to date for new registrants. In fact, in October, 2005, Points.com passed the milestone of one million registered users. Also of note, cumulative miles and points transacted increased to 15.51 billion in 2005, up 86% from 8.34 billion in 2004.

Looking ahead, the Corporation has three goals for the Points.com Web site. The first is to drive registered users to the site at a reasonable cost. As reflected in our increase in registered users, we have already demonstrated solid success on that front. Secondly, we are working with consumers to have them share more details about their preferences and behaviours so we can better serve them. Related to that, our third goal is to attract consumers to the various transaction engines of the Web site.

These latter two challenges are key focal points for our team in 2006. In short, we will continue to strengthen our consumer value proposition. To accomplish that, we are making subtle adjustments to the navigation flow through the site, making it easier and more intuitive for the consumer to use our ultra-powerful tool for managing reward programs.

In addition, we are enhancing our "Suggestion Engine," which was tested in the fourth quarter of 2005 and moved into production in February, 2006. This technology educates members on how they can take advantage of relevant, valuable reward possibilities available through our extremely diverse and growing array of partnerships, and suggests transactions to attain members' goals faster.

Our Points.com partnership total rose to 47 at the end of 2005. As is documented in the Business Highlights section of this report, we added, among others, American Express, which is set to launch in early May, 2006, as well as Amazon.com(R), Hudson's Bay Company, Starbucks, MSN(R) Music and Intrawest. In 2006, we have several more exciting partnerships in the pipeline, both in existing verticals like retail and financial services, and new areas, such as gaming and online services.

We also have some major plans for the growing Points.com Business Solutions ("PBS") side of our business. We strongly believe that there is exceptional revenue potential over the next five years for this successful business unit.

Building on our current standing of 22 partners offering PBS products to their members and 88 global PBS product installations, we have plans for some innovative new PBS partnerships, in North America and internationally. In addition, we are actively engaged in research and development into new products that we can sell to both new and existing partners.

In last year's annual report, I wrote that our objective in the PBS area was to drive significant efficiency improvements, in terms of faster development time and lower development costs. I'm pleased to report solid progress in that. Of note, we have launched a new platform that will make it easier to upgrade features in the various products we offer, while allowing us to utilize different promotional capabilities, benefiting our partners as well as Points International.

Overall, the market opportunity of this industry remains immense. Points and miles represent the largest currency market in the world. According to The Economist (January 5, 2005 edition), there are an estimated 14 trillion frequent flyer miles in circulation worldwide, worth about $700 billion in buying power. One in three Americans belongs to a Frequent Flyer program and the average person is a member of more than seven programs.

With all of those assets remaining essentially unmanaged today, we are resolute that we will fully seize the exciting market opportunity before us. In executing our plan, we continue to leverage our first-mover advantage, the exceptional base of partnerships we have created and, above all else, our outstanding employees. Driven by a clear vision of what the Corporation can be, our team of consummate professionals continues to work tirelessly for the benefit of our customers and shareholders. We are very proud of what they have accomplished in 2005 and look forward to 2006 being another year of strong progress toward the Corporation reaching its ultimate potential.


/s/ Robert MacLean
-------------------------------------
Robert MacLean
Chief Executive Officer

BUSINESS HIGHLIGHTS

NEW PARTNERSHIPS

Retail

     MICROSOFT(R) POINTS (FEBRUARY 2006)

     Microsoft Points is an online currency launched in November 2005. The partnership allows Microsoft customers to Swap or Redeem their points on Points.com.

     UTIX GROUP (SEPTEMBER 2005)

     This provider of pre-paid experiences at golf courses, ski resorts and spas is now a Redeem option for Points.com customers.

     LOYALTY LAB INC. (AUGUST 2005)

     This partnership enables integration with Points.com to any loyalty program created and managed through the Loyalty Lab platform, a leader in on-demand retailer loyalty.

     E-REWARDS(R) (AUGUST 2005)

     Members of e-Rewards earn points for participating in marketing surveys. Through the partnership Points.com members can Swap into e-Rewards from other partners.

     AMAZON.COM(R) (SEPTEMBER 2005)

     Amazon.com sells millions of products in dozens of categories. The partnership allows Points.com customers to Redeem miles or points for Amazon.com gift certificates.

     HBC REWARDS (JUNE 2005)

     Over 8.5 million members of the Hudson's Bay Company loyalty program can Swap with other Points.com partners. Hbc is also using Points.com Business Solutions technology to facilitate the sale of loyalty program currencies to corporate customers.

     VOIP MDU.COM (MAY 2005)

     This partnership offers Canadian Points.com customers the opportunity to Swap miles or points for pre-paid Voice Over Internet Protocol telephone packages.

Entertainment

     MSN(R) MUSIC (AUGUST 2005)

     This first-of-a-kind partnership lets Points.com customers Swap miles or points for downloads of the million-plus songs available online from MSN Music.

Financial

     MEMBERSHIP REWARDS(R) PROGRAM FROM AMERICAN EXPRESS (MARCH 2005)

     This partnership brings the Membership Rewards program onto the Points.com portal in the second quarter of 2006. In addition, the Membership Rewards Program uses Points.com Business Solutions to offer real-time point transfers to select customers.

Travel

     GLOBALPASS(R) (NOVEMBER 2005)

     This independently-owned loyalty program awards its members with GlobalMiles(TM). The partnership allows GlobalPass members to Swap into and out of, and to Redeem from, their accounts on Points.com.

     INTRAWEST (APRIL 2005)

     This partnership allows Points.com members to Redeem miles or points for gift certificates that can be used at most Intrawest-owned and operated ski and golf resorts.

     CENDANT TRIPREWARDS(R) (MARCH 2005)

     The loyalty program of the Cendant Hotel Group has a large and diversified membership base. This partnership allows TripRewards members to Swap into and out of, and to Redeem from, their accounts on Points.com. In addition, TripRewards uses a number of Points.com Business Solutions products in its operations.

NEW PRODUCT OFFERINGS

     AIRINCENTIVES(TM) (JUNE 2005)

     Points International Ltd. has created a unique business incentive program. AirIncentives lets corporations buy bulk air miles, redeemable at any one of five participating airlines. This program enhances incentive-based sales by expanding redemption options for consumers.

     IN FEBRUARY 2006, GIFTCERTIFICATES.COM(TM) added AirIncentives as a travel redemption option: customers can redeem SuperCertificates(R) for AirIncentives miles.

     Also in February 2006, Florida-based MADISON AVENUE COMMUNICATIONS partnered with Points International Ltd. to develop national AirIncentives initiatives.

     MILES FOR MAGAZINES (APRIL 2005)

     This addition to Points.com allows customers to Redeem miles or points for subscriptions to some of the world's favourite magazines.

     IMPROVED Points.com WEB SITE (APRIL 2005)

     The enhanced Points.com consumer portal launched ahead of schedule. The new site, by streamlining such tools as Swap, Earn, Buy and Redeem, increased transaction rates while enhancing the customer loyalty experience.

CORPORATE ACHIEVEMENTS

     STOCK APPROVED FOR QUOTATION IN U.S. (NOVEMBER 2005)

     Points International Ltd. common stock was approved for quotation on the Over-The-Counter (OTC) Bulletin Board under the sticker symbol PTSEF.

     CLOSED $15.8 MILLION PRIVATE PLACEMENT (APRIL 2005)

     Points International Ltd. raised approximately $15.8 million through the issuance of 18.1 million common shares to a group of institutional and other accredited investors, including IAC/InterActiveCorp. In addition, CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, completed the sale of its $6 million convertible debenture, issued by Points International Ltd. in 2001, to the same investor group.

EXECUTIVE MANAGEMENT TEAM

ROB MACLEAN, Chief Executive Officer: Rob has served as Chief Executive Officer of Points since February, 2000, and is a member of the Corporation's board of directors. A founder of the organization, Rob champions the Corporation's business vision and directs the team of senior managers. Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales with Canadian Airlines, with responsibility for the Canadian Plus loyalty program.

CHRISTOPHER BARNARD, President: Christopher serves as President of Points International. In this role, Christopher leads all Partner development initiatives and plays a key role in guiding business strategy for the Corporation. He has been an officer of the Corporation since co-founding its predecessor, Exclamation International Incorporated, in 1998.

DARLENE HIGBEE CLARKIN, Chief Technology Officer & Vice President, Information
Technology: Darlene is one of the founders of the organization. In her role, Darlene leads the ongoing development of Points Web application and partner integration and is responsible for Points' technology planning. Darlene directs a highly skilled group of IT professionals to integrate new partnerships, support the Points Solutions Web applications and research and implement future development. Darlene brings over 19 years of loyalty program and information technology experience to Points.

GRAD CONN, Chief Marketing Officer: Grad is the marketing champion at Points, responsible for all communications initiatives directed at both consumer and business audiences. Prior to joining Points.com, Grad was VP and Managing Director at Grey Direct + Interactive. His background includes nine years in the CPG industry at Procter & Gamble, ten years running his own direct + interactive agency, and seven years running and angeling venture-funded software companies in the peer-to-peer and social networking spaces, including OpenCola Inc., which was declared by Fortune magazine to be "one of the 25 coolest technology companies of 2001."

PETER LOCKHARD, Vice President, Points Business Solutions: Peter joined Points International in January, 2005 as Vice President, Points.com Business Solutions and is responsible for determining and implementing strategies to successfully grow Points.com Business Solutions. Peter has extensive senior and general management experience, including professional services, operations, sales and sales management, business and corporate development, marketing and client services. In addition, Peter has successfully worked in start-up and early stage environments that have achieved significant growth.

STEPHEN YUZPE, Chief Financial Officer and Corporate Secretary: Steve is responsible for Points' financial strategy (including financings), financial reporting and planning, taxation, treasury, investor relations, legal and compliance, regulatory affairs, enterprise risk and the Sarbanes-Oxley compliance process. In this capacity, he manages relationships with a number of outside professional firms, including auditors and external legal counsel. Steve joined the Corporation's predecessor, Exclamation International Incorporated, in February, 1999.

                       Management's Discussion & Analysis

                                   (GRAPHIC)

MANAGEMENT'S DISCUSSION & ANALYSIS

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2005 and with the Corporation's 2004 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2005, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of March 10, 2006.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

OVERVIEW OF POINTS INTERNATIONAL BUSINESS

Core Business - Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The technology platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions ("PBS") available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than functions such as customer support), allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2005, Points.com had partnered with 30 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 17 gift certificate or retail partners.

Development Initiated for Points.com version 3.0

On April 10, 2005, the Corporation launched a new Web site incorporating some important changes designed to improve consumers' ability to manage their loyalty program assets. The new Points.com Web site, referred to as "Points.com version 3.0," represents a major enhancement in the relationship with both loyalty program partners and the consumer. Points.com version 3.0 broadens the Web site's offerings and presents consumers with a personalized view of their loyalty program universe.

Through this personalized view of consumers' loyalty program universe, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools, such as ways to join new loyalty programs ("Join"), to purchase ("Buy", "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") more miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Earn, Share, Swap and Redeem their loyalty program currencies most effectively.

As a result of these changes, the Points.com loyalty program management portal provides a more comprehensive and engaging consumer experience. The Earn, Buy and Share functionality have added new revenue streams to the Points.com business model to complement the Swap functionality.

The Points.com version 3.0 base infrastructure and functionality were phased in over the course of 2005. On February 16, 2006, Suggestions were introduced. Management expects to continue to execute a variety of enhancements to functionality and usability to the Web site that will allow Points.com to take advantage of experience gained in 2005.

During the latter half of the third quarter and the first half of the fourth quarter of 2005, marketing efforts were focused on the acquisition of new registered users. These efforts were deemed by management to be successful and resulted in the aggregate registered users increasing to over one million individuals in the fourth quarter. For additional information, see "Points.com Growth", page 19.

During the second half of the fourth quarter of 2005, Points.com shifted its focus from acquiring new registered users to increasing the number of transactions per registered user. In the last part of the fourth quarter, transactions increased significantly, following the introduction of targeted marketing e-mail campaigns, merchandising efforts on the site itself and a redesign of the Home page. In 2006, management will continue to focus its attention on increasing the number of transactions per registered user as these are the primary driver of economics on Points.com. The acquisition of registered and transacting users will also be a priority in 2006. In addition, management will focus on leveraging the Corporation's partner network, along with continued testing on third-party online and affiliate networks. A new affiliate program was launched in the first quarter of 2006 to help drive new members to Points.com. External testing will continue, focused on finding the right combination of registered users at the lowest possible cost per acquisition.

Points.com will conduct additional multi-variant testing on subscription pricing/feature set combinations in the first and second quarters of 2006, following a preliminary round of such tests in the third quarter of 2005. As a result of the 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

testing, Points.com has maintained a $4.95 per month and $49.95 per year pricing structure with a feature set that includes unlimited phone and instant message "Chat" customer service, 50% bonus on Earn transactions and double entries in all sweepstakes.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062 (GAAP), certain Web site development costs incurred for the Web site application and infrastructure development associated with Points.com version 3.0 have been capitalized. For additional information, see page 23, "General and Administrative Expenses", page 30, "Property, Plant and Equipment", and page 36 "Capital Resources - Planned Capital Expenditures".

Points.com Business Solutions

At December 31, 2005, the Corporation had 88 Points.com Business Solutions products in the marketplace. The PBS products installed include 63 products and 25 Partner Integration add-ons among the six Integrate Partners (see page 19, "Points.com Business Solutions Growth" for more information). Points.com Business Solutions include the following suite of technologies:

     Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies;

     Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

     Corporate - facilitates the sale of loyalty program currencies to corporate customers;

     Elite - facilitates the online sale of elite-tier status to members of loyalty programs;

     AirIncentives - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

     Systems Design - custom applications developed for select large loyalty program partners; and

     Integrate - functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2005 AND TO THE DATE HEREOF

1. MICROSOFT(R) POINTS TO JOIN Points.com

Microsoft Points is a system that enables consumers to store value in their account and then redeem for digital goods or exchange via Points.com. Microsoft Corporation launched Microsoft Points in November 2005 with Xbox Live(R), which allows users to purchase premium content from the Xbox Live Marketplace with Microsoft Points.

By joining with Points.com, Microsoft Corporation will be allowing its users to gain access to a broad range of valuable redemption opportunities in areas such as travel and brand-name retail goods.

2. COMMON SHARES BEING QUOTED IN THE U.S. ON THE OVER-THE-COUNTER (OTC) BULLETIN BOARD

Points' registration statement under Section 12(g) of the Securities Exchange Act of 1934, as amended, filed with the U.S. Securities and Exchange Commission, became effective on October 30, 2005. Quotation for the Corporation's Common Shares on the Over-The-Counter (OTC) Bulletin Board in the U.S. began November 15, 2005.

3. Points.com TEAMS UP WITH AMAZON.COM(R) TO PROVIDE GREATER REWARD OPTIONS

Points.com entered into a strategic agreement with Amazon.com that will provide consumers with even more flexibility by allowing them to Swap their favourite rewards program miles and points for merchandise sold by Amazon.com.

4. Points.com ENTERS LUCRATIVE CORPORATE INCENTIVE MARKET

On July 1, 2005, Points.com launched its AirIncentives product (herein referred to as "AIR"), a new business incentive program utilizing frequent flyer miles from five major North American Airlines. Leveraging both its relationships and technology expertise, Points.com has created a unique online application that provides corporations with the ability to enhance product sales by offering airline frequent flyer miles. See page 8 "Status of New Products" of the AIF for additional information.

5. THE CORPORATION COMPLETES A $15.8 MILLION PRIVATE PLACEMENT; CIBC RESTRUCTURES AND SELLS THE DEBENTURE

On April 4, 2005, Points completed a private placement of 18,134,300 common shares at $0.683 per share and one Series Four Preferred Share for $3,454,611 (collectively, the "Private Placement Transaction"). On the same date, CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended and restated version of the $6 million debenture issued by Points to CIBC in 2001 ("the Debenture") and the Series One Preferred Share in the capital of Points held by CIBC (the "Debenture Transaction"). See page 28, "IAC/InterActiveCorp Investment" for a description of the terms of the Series Four Preferred Share and page 32, "Debenture and Series One Preferred Share" for a description of the amended and restated Debenture.

6. CENDANT PARTNERS WITH Points.com

The Cendant Hotel Group, a subsidiary of Cendant Corporation, entered into an agreement with Points.com that allows its TripRewards(R) members to transfer points and miles from one loyalty program to another utilizing Points.com.

7. THE MEMBERSHIP REWARDS(R) PROGRAM FROM AMERICAN EXPRESS JOINS Points.com

American Express Travel Related Services Company Inc. entered into an agreement to enable the Membership Rewards Program from American Express to participate in the Points.com portal. In addition, the Membership Rewards Program will use Points.com Business Solutions to offer real-time point transfers for select partners. Public launch is expected during the second quarter of 2006.

REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

- Swap and Redeem commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

- Earn commissions are recognized as the services are provided under the terms of related contracts.

- Buy and Share revenues from the sale or transfer of loyalty program points are recorded net of costs as the services are provided.

- Membership dues received in advance of services are recognized over the term of service. In the first quarter of 2005, membership dues were $29.95 annually for a PointsPlus membership. On April 10, 2005, PointsPlus membership sales were discontinued and replaced with a subscription service. Subscription revenues received in advance for services are recognized over the term of service. Subscription fees are currently $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates, which may result in subscription fees that differ from the above pricing.

MANAGEMENT'S DISCUSSION & ANALYSIS

- One-time trading fees ($9.95 per trade) were recognized at the time of the trade (for non-PointsPlus members). On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.

- Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as a partner on the Points.com Web site.

The Corporation earns revenue from Points.com in three principal ways. First, a commission is earned for certain activities (e.g. Swap, Earn, Buy and Share) performed by Points.com members. Points.com charges a commission on all Swaps, based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap model, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to Points.com and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an Earn, Buy or Share transaction on Points.com. The actual commission earned will vary based on the affiliate program partner (Earn transactions) and the loyalty program partner (Buy & Share transactions). Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords Points.com members benefits not available to registered users who have not purchased memberships. Third, Points.com may earn a non-refundable partner sign-up fee when a partner joins Points.com.

Points.com Business Solutions:

The Corporation earns revenue from Points.com Business Solutions in three principal ways. First, revenue is earned through the development and deployment of new contracted Points Solutions and through development efforts related to the amendment of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for loyalty partners. Third, the Corporation earns a commission for activity performed on the various products.

- Revenues from the sale of loyalty program points are recorded net of costs as the services are provided.

-    Hosting and management fees are recognized in the period of service.

- Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when the Corporation is satisfied that it has met its obligations under the applicable contract.

- Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in, and use of, the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 18 hereof.

Growth in Points.com Business Solutions will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 19 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 22 hereof.

RESULTS OF OPERATIONS - REVENUES

Overview

Revenue for the year ended December 31, 2005 was $10,027,809, representing an increase of $2,236,218 (29%) over the year ended December 31, 2004. The provision of Points Solutions accounted for greater than 94% of the revenue (interest income accounted for the remaining approximately 6%). These revenues from operations increased by $1,869,241 (25%) over the year ended December 31, 2004, primarily due to growth in Points Solutions, which was partially offset by a weakening U.S. dollar. For additional information see "Revenue Growth" on page
18. Interest income increased by 158% from $231,579 in 2004 to $598,556 in 2005 due to a better yield on invested assets and a larger average period cash and short-term investments balance. See "Other Factors Contributing to Revenue Growth - Interest Income" on page 21 for additional information.

Revenues                              2005         2004         2003
--------                          -----------   ----------   ----------
Points International Operations   $ 9,429,253   $7,560,012   $5,502,744
Interest and other revenue            598,556      231,579      355,960
TOTAL REVENUE                     $10,027,809   $7,791,591   $5,858,704

A substantial portion of Points' revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

There are three customers that individually represent greater than 10% of the Corporation's 2005 consolidated revenues. In aggregate, the three customers represent approximately 47% of the Corporation's consolidated revenues. Three customers individually represented greater than 10% of consolidated revenues in 2004 (54% in aggregate). One of the three customers included in 2005 is not one of the three customers included in 2004. In addition, 71% (2004, 61%) of the Corporation's deposits are due to these customers.

In 2005, approximately 96% of the Corporation's revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees and interest to be recurring) and 4% were from non-recurring sources (management considers one-time web development and integration fees to be non-recurring). For 2004, approximately 95% were recurring revenues and 5% were non-recurring. Management believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points, is in the best interest of the Corporation.

Revenues                     2005         2004         2003
--------                 -----------   ----------   ----------
Recurring revenues       $ 9,581,436   $7,400,242   $4,684,884
Non-recurring revenues       446,373      391,348    1,173,820
TOTAL REVENUE            $10,027,809   $7,791,591   $5,858,704

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. Points Solutions' (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by

MANAGEMENT'S DISCUSSION & ANALYSIS

seasonality. There is, however, one period of time during the year in which growth slows or declines and one period in which a certain product is active and generates revenue:

- During July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online purchasing, transferring or Swapping miles. This modest decline has occurred in each of the past two years.

- The Elite product is only available to certain loyalty programs' consumers from late January to mid-April with most of the activity occurring during February and March.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of the Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During 2005, ten new partners joined Points.com (three partners terminated their programs in 2005, resulting in seven net new Points.com partners). It is expected that the American Express Membership Reward(R) Program will launch on Points.com in May 2006. Prior to this, the Corporation has been providing technology services to the American Express Membership Rewards(R) Program by providing real-time point transfers with one of their partners. In 2006, to the date hereof, the Corporation has announced that Microsoft(R) Points will be joining Points.com in April, 2006 and not announced five partners that have either signed contracts to join Points.com and not yet launched, or have extended existing contracts. In addition, one new and five existing Points.com Business Solutions partners have entered into additional contracts with Points.com.

Partner Summary - Total Number of Partners (1)

Number of Partners as at                   2005      2004     2003
------------------------                  ------    -----    -----
Points.com                                    47       40       33
Points.com Business Solutions (2)             22       21       12
Cumulative Points Transacted (000,000s)   15,507    8,340    3,027

Notes:

(1) A "partner", for the purposes of Points.com, is a loyalty program operator that has agreed to allow its members to join the Points.com portal and engage in one or more types of transactions on the Points.com portal or is a retail business that has agreed to allow purchases to be made on the Points.com portal for certain of its retail products using loyalty program currency. A "partner", for the purposes of Points.com Business Solutions, is a loyalty program operation that has acquired one or more of the technologies offered from the Points.com Business Solutions suite of technologies and continues to have Points.com operate the product. As at December 31, 2005, 2004 and 2003, 13, 9 and 7 operators, respectively, were partners in both Points.com Business Solutions and Points.com.

(2) On December 31, 2005, Points.com partners included 30 loyalty program operators and 17 gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of registered users acquired per period, the number of registered users completing a Swap, Earn, Buy, Share or Redeem transaction (referred to herein as "transacting user(s)") the number of transactions completed per transacting user, and the mix of loyalty program partners available to consumers. The number of registered users acquired per period is a function of the Corporation's partner and third-party online marketing activities. Market testing in 2005 proved to be successful, with Points.com acquiring record numbers of registered users in the period.

As at December 31                   2005       2004
-----------------                ---------   -------
New registered users               449,871   112,110
Cumulative registered users(1)   1,083,670   609,289

NOTE:

(1) Cumulative registered users consists of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

-    Web site usability and enhancements; and

-    Marketing (merchandising, awareness and brand).

While efforts have been focused primarily on the testing and optimization of Web site performance, stability and reliability, management believes that there have been improvements in Web site usability. Points.com version 3.0 added a number of new features and improved the functionality of the Web site. This functionality incorporates new revenue streams into the Points.com business model by improving consumers' ability to manage and derive value from their loyalty program universe. The launch of Points.com version 3.0 allows the Corporation to market and merchandise to its consumer base in a more effective manner than did the previous version of Points.com.

Significant marketing efforts were devoted, at the end of the fourth quarter of 2005, to converting registered users into transacting users. These efforts were in two categories: targeted email marketing campaigns and the removal of financial disincentives. The latter was achieved in September, 2005 by eliminating the requirement that users pay the Gold Membership subscription fee in order to perform Swap transactions. These efforts will continue in 2006, and have been enhanced by the introduction of a new feature, the Suggestion
Engine, to Points.com on February 16, 2006. The Suggestion Engine uses the details of individual users' balances in their various loyalty program accounts to generate Suggestions: proposed transactions designed to make the best use of the miles or points in a particular account, based on the individual's goals or objectives for collecting the currencies.

                                       Q4 2005   Q3 2005   Q2 2005   Q1 2005
                                       -------   -------   -------   -------
Growth in the number of transactions
   (quarter over quarter)                122%      74%       (27%)     (4%)

Progress has also continued in the expanding and improving of Points.com's partner mix. The number of loyalty program partners added, and their industry mix, are two important elements in the growth of Points.com because of their direct impact on the consumer value proposition. Said differently, the more loyalty programs that a consumer participates in that are also Points.com partners, the greater that consumer's opportunity to maximize the value of his or her collective loyalty programs. The number of partners participating on Points.com has increased by 24% since 2004. See page 19, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2006.

Points.com Business Solutions Growth

Each Web site or Web site component created as a part of a Points.com Business Solutions has been designed with the relevant partner's look and branding. To date, Points has not participated in driving traffic and transactions through its partners' Web sites in any significant way. However, Points has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing Points.com Business Solutions. In addition, Points has recently engaged in discussions with a select group of partners to apply its online marketing,

MANAGEMENT'S DISCUSSION & ANALYSIS

and other "best practices" to stimulate increased transaction activity on the partners' sites that are (i.e., the sites run and hosted by Points). The initial objective is to increase transaction revenues for select products with select partners by approximately 12% in 2006.

Points.com BUSINESS SOLUTIONS METRICS AS AT
DECEMBER 31                                   2005   2004   2003
-------------------------------------------   ----   ----   ----
Total Unique Partners (1)                      22     21     12
Total Points.com Business Solutions            63     55     29

NOTE:

(1) Each Web site or Web site component created and maintained by Points.com is one "Points.com Business Solution."

Points.com BUSINESS SOLUTIONS (1)
NUMBER OF PRODUCTS AS AT              2005   2004   2003
---------------------------------     ----   ----   ----
Buy                                     16     16      9
Gift                                    15     15      7
Transfer                                 7      5      2
Corporate                               12      9      4
Elite                                    2      2      2
AirIncentives(2)                         1      0      0
Systems Design                           4      4      2
Integrate Partners(3)(4)                 6      4      3
                                       ---    ---    ---
TOTAL POINTS.COM BUSINESS SOLUTIONS     63     55     29
                                       ===    ===    ===


NOTES:

(1)  Includes products sold to new and existing partners.

(2)  Five existing partners have joined the Air Incentives program.

(3) Each Integrate partner will have third parties integrated into its technology platform.

(4) There are 25 existing partner integration add-ons among the six Integrate partners as at December 31, 2005.

Sources of Revenue Growth

Approximately 94% of the Corporation's revenue in 2005 (approximately 97% in
2004) was generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 6% of revenues is interest income. The following table indicates the split between existing and new Points Solutions and excludes revenues from interest income.

PERCENTAGE OF REVENUES BY SOURCE              2005   2004   2003
--------------------------------              ----   ----   ----
Existing Points Solutions
   (including growth of existing solutions)    95%    93%    66%
New contracted Points Solutions
   with new and existing partners               5%     7%    34%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions grew by 26% from $7.0 million year over year (i.e., 94% of the total Points Solutions revenue). Management expects the overall growth trend to continue as the base of existing products continues to grow.

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the year decreased modestly from $495,255 in 2004 to $460,774 in 2005. Approximately $352,893 (77%) of the new revenues in 2005 were non-recurring revenues.

Points has grown the number of products placed with partners from 55 to 63 as at December 31, 2005 from December 31, 2004. In addition, 25 third-party integrations have been implemented with the six Integrate partners. Management expects that growth in 2006 will be from a combination of North American and international partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2006 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, hotel, retail, car rental, and online categories throughout 2006.

Projected revenues for 2006 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent upon new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $598,556 for 2005, compared with $231,579 in 2004. The increase in interest income year over year is largely a function of increased cash and short-term investments reserves, the longer duration of the investment portfolio and the higher average yield of the investments. The increase in interest income is a function of both the investment of the cash and short-term investments reserves obtained from the completion of a private placement transaction on April 4, 2005, and growth in deposits. Management expects the interest income to decline in 2006 as cash and short-term investments continue to be required for operations. The proceeds raised from the private placement transaction have been invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points' business continues to grow, cash and short-term investments reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk arising from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and exclusively investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

MANAGEMENT'S DISCUSSION & ANALYSIS

AS AT                             CREDIT        C$            US$            OTHER
DECEMBER 31, 2005   YIELD %(1)    RATING   DENOMINATED    DENOMINATED     DENOMINATED   C$ TOTAL(2)
-----------------   ----------   -------   -----------   -------------   ------------   -----------
Cash held at bank     0.645%                C$121,930    US$ 8,898,081   E  1,559,669   $13,574,573
                                                                         L    454,599
                                                                         CHF   12,713
Money market                      R1-M -          107           34,399                       40,216
securities(3)                    R1-High
Commercial                        R1-M -
Paper(3)                         R1-High
Bonds (4)              3.45%      A-AAA       500,109        7,047,278                    8,717,236
TOTAL                                       C$622,146    US$15,979,758                  $22,332,025

NOTES:

(1) Yield as at December 31, 2005.

(2) C$ Total represents total cash held at bank inclusive of all denominations; C$ Denominated, US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(3) Money Market Securities and Commercial Paper yields are calculated as the simple average of the portfolio's yield to maturity.

(4) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 93% of the Corporation's revenues are in U.S. dollars and the remaining 7% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenue will not decrease significantly in 2006. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In 2005, approximately 69% of the Corporation's general and administration expenses were in Canadian dollars and 31% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The twelve-month average FX Rate (US$1.0 = C$1.212) used to translate revenues and expenses into Canadian dollars has declined relative to the fiscal year 2004. The result compared to the 2004 fiscal year was negative and resulted in the translation of 8.5% lower revenue growth, or approximately $666,086 offset by a 2.6% decrease in expense growth, or approximately $314,908.

U.S./CANADIAN FX RATES    2005    2004    2003
----------------------   -----   -----   -----
Period Start             1.205   1.295   1.573
Period End               1.166   1.205   1.295
Twelve Month Average     1.212   1.299   1.392

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon," noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms." In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," and that "roughly half of all miles are now earned on the ground, not in the air." In an updated article, dated January 6, 2005 and titled "In

Terminal Decline, the dollar has already been toppled as the world's leading currency" The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles [. . .] and the total global stock of frequent flyer miles is worth over US$700 billion."

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist cited above, the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

     Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members. (sic)

RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses

General and administration expenses increased by 18% relative to 2004. Material changes in expenses will be described in each section below.

GENERAL AND ADMINISTRATIVE EXPENSES         2005          2004         2003
-----------------------------------     -----------   -----------   ----------
Employment Costs (1)                    $ 8,165,682   $ 7,119,165   $5,642,381
Technology Services (2)                   1,103,563       931,804      803,222
Marketing and Communications              2,217,032     1,503,381      337,466
Sales Commission and Related Expenses       627,018       418,508      238,730
Other (3)                                 2,208,075     2,176,070    1,444,774
                                        -----------   -----------   ----------
TOTAL                                   $14,321,370   $12,148,927   $8,466,574
                                        ===========   ===========   ==========

NOTES:

(1) Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3) Other expenses include travel, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made growing revenues and the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures. Management expects that in 2006 the general and administration expenses will be higher than in 2005. This is due to increased expenses relating to marketing and branding, higher sales commissions and the fact that fewer technology-related employment costs will be capitalized. The increase will be partially offset by lower capital expenditures.

Points expects that a series of significant marketing and branding programs will continue throughout 2006. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launches.

MANAGEMENT'S DISCUSSION & ANALYSIS

Employment Costs

Employment costs increased by 15% from $7,119,165 in 2004 to $8,165,682 in 2005. This increase is the result of higher contractor expenses and the increase in the number of full-time employees hired during 2005. The increase is partially offset by an increase in capitalized employment costs associated with technology development. Effective January 1, 2004, the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. As permitted by this standard, this change in accounting policy had been applied retroactively in 2004 without restatement of the prior years' financial statements. The amounts charged to expense for costs relating to 2005 are $408,435 compared to $362,343 for the year 2004.

                                  2005       2004       2003
                                --------   --------   --------
Employee Stock Option Expense   $408,435   $362,343   $455,482

As at December 31, 2005, the Corporation had 85 full-time employees (including two contractors replacing employees on temporary leaves of absence) and five short-term contractors.

FULL-TIME HEADCOUNT(1) BY DEPARTMENT
AS AT DECEMBER, 31                     2005   2004   2003
------------------------------------   ----   ----   ----
Technology                              45     42     38
Finance and Administration              15     13     10
Business Development                     9      8      8
Marketing and Customer Service          16     15      8
                                       ---    ---    ---
TOTAL(2)                                85     78     64
                                       ===    ===    ===

NOTES:

(1) Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.

(2) In addition to the full-time positions employed, the Corporation had five short-term contractors on staff at December 31, 2005.

The majority of the new hires and short-term contractors are directly dedicated to the Points.com version 3.0 technology development and ongoing maintenance.

Technology Services

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The year 2005 experienced an increase in these costs of $171,760 (18%) versus 2004. Management expects these costs to grow marginally in 2006 with the continued expansion of Points Solutions. Products launched and loyalty program partners acquired are the key drivers of technology services expenses.

Marketing and Communications

Marketing costs increased by $713,651 (47%) relative to 2004. As previously described on page 23 "General and Administration Expenses," the Corporation expects to increase its variable and discretionary marketing expenditures in 2006. The marketing and branding foundation built in 2005 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media, supplemented with online media. This approach dovetails with business development strategies and is the most cost-effective means to reach Points'target audience. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention activity. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points.com activity.

Sales Commissions and Expenses

Sales commissions and expenses have increased by $208,510 (50%) year over year. Sales commissions are primarily related to Points.com Business Solutions and will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout 2006 through growth in existing Points Solutions and new PBS business contracted.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, and professional fees. Other operating expenses increased by $32,006 (1%) year over year. Management expects these expenses in 2006 to grow by approximately $400,000 from 2005 as a result of expenditures related to compliance with the U.S. Sarbanes Oxley Act of 2002.

RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $3,021,902 in 2005 compared to $2,322,749 in 2004, an increase of 30%. The differences were attributed to the charges outlined in the following table:

AMORTIZATION EXPENSES              2005         2004         2003
---------------------           ----------   ----------   ----------
Deferred Costs                  $  531,699   $  601,319   $  531,914
Intangible Assets                1,143,884    1,408,812      756,201
Property, Plant and Equipment    1,346,320      312,618    1,589,206
                                ----------   ----------   ----------
TOTAL                           $3,021,902   $2,322,749   $2,877,321
                                ==========   ==========   ==========

Amortization of Deferred Costs

DEFERRED COSTS     2005       2004       2003
--------------   --------   --------   --------
Amortization     $531,699   $601,319   $531,914

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points reported deferred financing charges in connection with the Debenture issued to CIBC in 2001. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 29 amortization quarters remaining.

MANAGEMENT'S DISCUSSION & ANALYSIS

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 11 amortization quarters remaining.

d. Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have four and five amortization quarters remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com (the acquired technology of Points.com) acquired in 2002 is amortized on a straight-line basis, over a period of three years. The amortization of these intangible assets was completed during the first quarter of 2005 and as a result, amortization expense has decreased in 2005. For the fiscal year 2005, the amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (defined on page 34 "Commitments related to MilePoint Acquisition") which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

INTANGIBLE ASSETS      2005         2004        2003
-----------------   ----------   ----------   --------
Amortization        $1,143,884   $1,408,812   $756,201

Amortization of Property, Plant and Equipment

The increase in amortization expense reflects purchased assets that have been capitalized and whose amortizations periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with Points.com version 3.0 and other applicable technology development, computer hardware, software and leasehold improvements.

PROPERTY, PLANT AND EQUIPMENT      2005        2004        2003
-----------------------------   ----------   --------   ----------
Amortization                    $1,346,320   $312,618   $1,589,206

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)

FOREIGN EXCHANGE LOSS (GAIN)                2005       2004      2003
----------------------------              --------   -------   -------
Realized foreign exchange loss (gain)     $(25,258)  $52,319   $(25,253)
Unrealized foreign exchange loss (gain)    539,883    29,406     43,633
TOTAL                                     $514,625   $81,725   $ 18,380

Prior to 2005, the Corporation accounted for the foreign exchange gain (loss) in "Other Operating Expenses." The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S.-dollar denominated cash and short-term investments and U.S.-dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign-denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general, and strictly relating to the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the earnings (loss) before interest, amortizations and other deductions ("EBITDA") (defined below on Page 28, "Liquidity - EBITDA").

Interest on the Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (see "Liquidity - IAC/InterActiveCorp Investment" on page 28 hereof) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 32 hereof.

INTEREST ON DEBENTURE      2008   2007    2006    2005    2004    2003    2002    2001
---------------------      ----   ----   -----   -----   -----   -----   -----   -----
Accrued Interest ($000s)    nil    nil     185     778     884     854     660     522
Debenture Value ($000s)     nil    nil   9,884   9,699   8,920   8,036   7,183   6,522

From March 15, 2001, the original issue date, to April 3, 2005, interest compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective March 15, 2005, interest on the outstanding principal amount of the Debenture accrues at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

INTEREST ON
PREFERRED SHARES           2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
----------------           ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Series Two Preferred
Accrued Interest ($000s)    244    868    868    868    868    868    868    868    868    868    624
Series Two Preferred
Share Value ($000,000s)    21.1   20.8   19.9   19.1   18.2   17.3   16.5   15.6   14.7   13.9   13.0
Series Four Preferred
Accrued Interest ($000s)     60    242    242    242    242    242    242    242    181    nil    nil
Series Four Preferred
Share Value ($000,000s)     5.4    5.3    5.1    4.8    4.6    4.4    4.1    3.9    3.6    nil    nil

RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER EQUITY

Loss

The Corporation reported a net loss of $9,924,235 for the fiscal year 2005, compared with a net loss of $8,808,284 for the fiscal year 2004.

Shareholder Equity

The deficit in shareholders' equity decreased from $8,935,826 at December 31, 2004 to $6,186,307 at December 31, 2005. The decrease was a result of the private placement transaction completed on April 4, 2005 and was offset by the net loss for the period of $9,924,235.

MANAGEMENT'S DISCUSSION & ANALYSIS

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 88,093,523 shares at December 31, 2005, compared with 67,744,345 shares at December 31, 2004.

The Corporation reported a net loss of $0.11 per share for the year ending December 31, 2005, compared with a net loss of $0.13 per share for the year ending December 31, 2004. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation for both 2005 and 2004 would have otherwise included Common Shares underlying outstanding securities, such as options, Warrants and Preferred Shares convertible or exercisable to acquire Common Shares.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or short-term investments) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. EBITDA is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EBITDA

Management recognizes that the earnings (loss) before interest, amortizations and other deductions, hereafter referred to by management as EBITDA, is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. The basis for determining employee bonuses is based on achieving an EBITDA target determined by the Board of Directors.

For the year ending December 31, 2005, the Corporation's EBITDA was ($4,293,561). This compares with EBITDA of ($4,357,337) for the year ending December 31, 2004. See "Selected Financial Results and Highlights," page 38 of this MD&A and the Corporation's "Consolidated Statements of Operations," page 45 of the consolidated audited financial statements for a reconciliation from EBITDA (earnings (loss) before interest, amortizations and other deductions) to net loss.

IAC/InterActiveCorp Investment

The following is a general summary of the terms of two investments in the Corporation by IAC/InterActiveCorp, through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 32 below.

In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase Warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 19,999,105 Common Shares. The Warrants are exercisable until April 11, 2006 to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points' current capitalization, the Warrants are exercisable to acquire 102,861,615 Common Shares at an effective price per Common Share of $0.93 (resulting in an additional investment by IAC/InterActiveCorp in Points of up to approximately $95.9 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share.

Cash and Current Assets

The Corporation had cash and short-term investments of $22,332,025 at December 31, 2005, compared to $13,754,818 at December 31, 2004.

AS AT                             DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
-----                             -------------   -------------   -------------
Cash and Short-Term Investments    $22,332,025     $13,754,818     $20,274,836
Accounts Receivable                  2,739,224       2,024,342       1,004,370
Prepaids and Sundry Assets           1,893,605       1,229,091         825,221
                                   -----------     -----------     -----------
TOTAL CURRENT ASSETS               $26,964,854     $17,008,251     $22,104,427
                                   ===========     ===========     ===========

Cash and cash equivalents, and short-term investments, increased by $8,577,207 from December 31, 2004. The primary reasons for the year over year increase in cash and short-term investments is the growth in the Corporations' deposits and the private placement transaction completed on April 4, 2005. See page 31 "Current Liabilities" for the growth in cash and short-term investments attributed to deposits. See also page 28 "IAC/InterActiveCorp Investment" for the impact of the issuance of the Series Four Preferred Share on the Corporation's March 31, 2005 cash and short-term investments position and Note 10 of the Corporation's audited consolidated financial statements for the impact of the changes directly attributable to the issuance of Common Shares in the private placement transaction.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" Warrants and options are currently due to expire within 12 months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $96.4 million. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by over 104.1 million shares.

MANAGEMENT'S DISCUSSION & ANALYSIS

Securities with Near-Term Expiry Dates - Outstanding Amounts as at December 31, 2005

SECURITY TYPE                       EXPIRY DATE      NUMBER     STRIKE PRICE    PROCEEDS
-------------                       -----------   -----------   ------------   ----------
Warrants                             4/11/2006    102,623,281       $0.93      95,823,242
Points International Ltd. Options     5/7/2006        657,500        0.56         368,200
Points International Ltd. Options     2/8/2007        490,000        0.27         132,300
Points International Ltd. Options    2/21/2008        105,000        0.25          26,250
                                                  -----------                  ----------
TOTAL                                             104,112,073                  96,426,363
                                                  ===========                  ==========


Subsequent to year end, and as at March 10, 2006, the following securities have been exercised:

SECURITY TYPE                       EXPIRY DATE   NUMBER   STRIKE PRICE   PROCEEDS
-------------                       -----------   ------   ------------   --------
Points International Ltd. Options
   - exercised                       2/25/2006     5,000       0.22        $1,100
                                                   -----                   ------
TOTAL                                              5,000                   $1,100
                                                   =====                   ======

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

Ability to Fund Future Growth

In 2005, the Corporation had cash flows provided by (used in) operating activities of ($2,261,064) after changes in non-cash balances related to operations. Management expects that the private placement and debenture transactions completed on April 4, 2005 may afford the Corporation the time to build the business and the revenues through to profitability. However, the Corporation is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a profitable quarter in its operating history.

Property, Plant and Equipment

The Corporation reported an increase in property, plant and equipment in 2005 primarily due to capitalized employment costs for Points.com version 3.0 and costs related to the development of other PBS products during the year. See "Capital Resources - Planned Capital Expenditures" on page 36 for additional information. Management continues to make controlling the Corporation's technology costs a priority.

Additional capitalized development costs associated with the Points.com version
3.0 technology will increase property, plant and equipment and the corresponding amortization in 2006 and beyond.

AS AT                          DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
-----                          -------------   -------------   -------------
Furniture and equipment          $  259,723      $  294,615       $124,868
Computer equipment                  281,438         308,003        206,494
Software                            699,684          70,612        105,762
Technology Development costs      1,932,523         870,450         23,782
Leasehold improvements              433,472         512,602         52,817
                                 ----------      ----------       --------
TOTAL PLANT, PROPERTY AND
   EQUIPMENT                     $3,606,840      $2,056,282       $513,723
                                 ==========      ==========       ========

Goodwill and Intangible Assets

The MilePoint Acquisition resulted in $3,780,166 allocated to amortizing intangible assets and $4,800,722 ($4,600,722 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. In accordance with GAAP, management selected March 31, 2005 as the anniversary date of the transaction and tested the acquisition goodwill for impairment at that time. The acquisition goodwill was deemed not to be impaired.

In 2005, $306,138 relating to incremental transition services and additional direct costs related to the MilePoint Acquisition were incurred and charged to goodwill. Management does not expect to incur any additional material expenses related to the MilePoint Acquisition.

Current Liabilities

Current liabilities at December 31, 2005 were $18,518,791 compared with $24,775,899 at December 31, 2004. The decrease compared to 2004 was primarily related to the Debenture being reclassified as a long-term liability in 2005. The decrease was partially offset by an increase in partner deposits that resulted from the growth of certain Points.com Business Solutions products (see page 17, "Results of Operations - Revenues, Overview" for additional information herein). Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of loyalty program partners. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits until remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than 10% of consolidated revenues in the 2005 represented 71% of the Corporation's deposits (2004, 61%).

CURRENT LIABILITIES AS AT                     DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
-------------------------                     -------------   -------------   -------------
Accounts payable and accrued liabilities       $ 2,284,257     $ 1,894,599     $ 1,187,598
Deposits                                        15,810,853      13,153,623      10,455,646
Current portion of loan payable                     33,515          29,860              --
Current portion of acquisition loan payable        390,166         777,443              --
Debenture                                                        8,920,373              --
                                               -----------     -----------     -----------
TOTAL CURRENT LIABILITIES                      $18,518,791     $24,775,899     $11,643,244
                                               ===========     ===========     ===========

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in March of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

MANAGEMENT'S DISCUSSION & ANALYSIS

Working Capital

Working capital (defined as current assets minus current liabilities) has increased from ($7,767,648) in 2004 to $8,446,063 in 2005. The significant changes are related to the Private Placement Transaction, the Debenture Transaction, including the reclassification of the Debenture to a long-term liability (positive $8,920,373 impact) (see see below, "Commitments Related to the Terms of Certain Financing Arrangements - Debenture and Series One Preferred Share"), and offset by the cash spent in funding the operating loss for the year. See pages 29 through 31 for additional information regarding the Corporation's current assets and current liabilities. As the Corporation continues to build additional technology and increase its marketing and promotion of Points.com version 3.0, it is highly likely that working capital will decline in 2006 until the end of the third quarter. Management expects that, through the growth of its products, working capital will begin to improve in the fourth quarter of 2006. See page 10 of the Corporation's Annual Information Form, "Risk Factors," for additional information.

Long-Term Liabilities and Commitments

                                                       PAYMENTS DUE BY PERIOD
                                                (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                        ----------------------------------------------------
                                                    5 YEARS   4-5 YEARS   1-3 YEARS
                                                       OR      (2010 TO    (2007 TO   1 YEAR
    FUTURE OBLIGATIONS (000,000S)       TOTAL (1)   GREATER     2011)       2009)     (2006)
    -----------------------------       ---------   -------   ---------   ---------   ------
Long-Term Debt (2)
   (non-cash expense until repayment)     $ 9.88     $   --     $  --       $  --     $ 9.88
Series Two Preferred Share
   (non-cash expense until repayment)      21.08      15.86      1.74        2.61       0.87
Series Four Preferred Share(3)
   (non-cash expense until repayment)       5.39       3.95      0.48        0.72       0.24
Loan Payable                                0.07         --      0.01        0.03       0.03
Operating Leases (4)                        2.24         --      0.20        1.24       0.79
Partner Purchase Commitments (5)            2.76         --        --        1.51       1.25
MilePoint Acquisition (6)                   0.40         --        --          --       0.40
TOTAL CONTRACTUAL OBLIGATIONS             $41.82     $19.81     $2.43       $6.11     $13.47

NOTES:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).

(2) The Debenture is due on March 15, 2008, but will either be repayed or automatically converted to equity on April 12, 2006 (See below, "Commitments Related to the Terms of Certain Financing Arrangements Debenture and Series One Preferred Share" for additional information.

(3)  The Series Four Preferred Share was issued on April 4, 2005.

(4) Includes technology services commitments and hardware and software operating leases.

(5) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(6) Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Debenture and Series One Preferred Share

The Corporation has outstanding $6 million principal amount of 8% convertible debentures (the "Debentures"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

On March 29, 2005, the Corporation and the purchasers entered into a binding agreement pursuant to which the purchasers agreed to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debentures were reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. In connection with this transaction, the Debentures were amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants,
(iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debentures, (i) the Debentures are repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control (defined below) of Points resulting from the exercise of the Warrants and (ii) the principal amount of the Debentures will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert into 18,908,070 Common Shares on April 12, 2006. The Debentures will mature on March 15, 2008 if not previously converted. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

The holders of the Series One Preferred Share are entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debentures, (i) there is a merger or consolidation of Points (or a subsidiary of Points that owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire greater than 50% voting control or greater than 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4 million plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24 million. Where an event occurs giving rise to the Dividend, the holders of the Debentures are entitled to accelerate all amounts owing under the Debentures and the Corporation is entitled to repay the Debentures.

In the event of the exercise of the Warrants resulting in a Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24 million and (ii) $4 million plus the number of Common Shares into which the Debentures are then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

Exercise of IAC/InterActiveCorp Warrants ("Warrants")

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debentures, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive approximately $95.9 million. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debentures and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that the Corporation would have sufficient cash to make such payments.

Redemption Rights of Series Two and Series Four Preferred Share Holder (collectively the "Preferred Shares")

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

MANAGEMENT'S DISCUSSION & ANALYSIS

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Preferred Shares to the date on which the Preferred Shares are redeemed and
(ii) the greater of (A) the value of the Common Shares into which the Preferred Shares then could be converted on the day immediately prior to public announcement of the Preferred Share Change of Control and (B) the product of the Common Shares into which the Preferred Shares then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Preferred Share Change of Control, and is unrelated to the exercise of the Warrants, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Mileage and Other Pre-Paid Expenses

ASSET RELATED TO MILEAGE PURCHASES AS AT   DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
----------------------------------------   -------------   -------------   -------------
Prepaid Mileage                              $1,054,377      $  639,644       $516,651
Sundry assets and other prepaid expenses        839,228         589,447        308,570
                                             ----------      ----------       --------
TOTAL                                        $1,893,605      $1,229,091       $825,221
                                             ==========      ==========       ========

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. ("MilePoint") (the "MilePoint Acquisition"). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase. A portion of the Acquisition Payable (short-term and long-term) is interest-free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition cost. Management expects that the acquisition will continue to increase revenues and, including all amortizations, continue to be accretive to net income through 2006. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

The impact of the acquisition to Points' balance sheet in 2004 was an increase in intangible assets of $3,740,000 and goodwill of $3,910,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

AMOUNT IN ($000S)          DEC. 31, 2005
-----------------          -------------
Accumulated Amortization     $1,617,444
Intangible Asset              2,162,722
Goodwill                      4,800,722

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

                               MONTHS FROM CLOSING
                  ---------------------------------------------
PAYOUT ($000S)       0        4       6     12      18      24    SHARES    CASH
--------------    ------   ------   ----   ----   ------   ----   ------   ------
Cash              $1,900   $   --   $400   $400   $  400   $400            $3,500
Shares                --    1,300     --    700    1,500    500    4,000
Share Value (1)       --    1,300     --    700    1,500    500             4,000
TOTAL                                                              4,000   $7,500

NOTE:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

The cash cost of the MilePoint Acquisition has been recaptured through the gross new revenue provided by the purchased assets over the 21-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several outstanding operating leases for hardware and its premises.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable", page 36 herein). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 29 monthly payment periods remaining. The Corporation's lease at its former premises expired in February, 2005.

In the first quarter of 2005, the Corporation paid approximately $25,000 for its former office facilities (approximately 8,050 square feet) and $109,000 for its new office facilities (approximately 18,000 square feet). Property lease costs, page 36. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covered approximately 25% of the cost of the premises' lease that expired in February, 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" on page 36). The operating leases primarily relate to specific office technology and technology service commitments.

MANAGEMENT'S DISCUSSION & ANALYSIS

                              5 YEARS       4-5 YEARS        1-3 YEARS     1 YEAR
ANNUAL AMOUNTS IN $(000S)   OR GREATER   (2010 TO 2011)   (2007 TO 2009)   (2006)
-------------------------   ----------   --------------   --------------   ------
OPERATING LEASES
Property lease                  $--           $180            $1,080        $377
Technology services
   commitment                    --             22               163         417
OPERATING LEASES TOTAL          $--           $202            $1,243        $794
LOAN PAYABLE                    $--           $  5            $   30        $ 30

CAPITAL RESOURCES

Planned Capital Expenditures

The Corporation expects to incur some modest expenditures related to leasehold improvements needed to continue to maintain the premises.

CAPITAL EXPENDITURES AS AT                  DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
--------------------------                  -------------   -------------   -------------
Leasehold Improvements                        $   46,041      $  554,843       $ 20,793
Technology Development Projects (Various)      1,944,812         860,286         74,198
Computer Hardware, Software and Other            906,024         440,048        244,096
TOTAL                                         $2,896,877      $1,855,177       $339,088

In 2006, the Corporation expects to incur capital expenditures related to computer software, hardware and other to approximately $1 million, with the majority of the expenses relating to software in support of Points.com version 3.0, certain PBS technology development and approximately $120,000 relating to protecting the Corporation's intellectual/intangible property (filing of patents and trademarks, etc.). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

In addition, the Corporation has incurred, and expects to continue to incur, significant capital expenditures related to the development of Points.com version 3.0. In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development are capitalized and subsequently amortized in accordance with the Corporation's accounting policies. New technology developed subsequent to the launch of Points.com version 3.0 will be capitalized in accordance with the Corporation's accounting policies and GAAP. Costs to maintain Points.com version 3.0 will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under Property, Plant and Equipment (see page 26 for additional information) consist of employment related costs of $2,264,432 and other direct costs of $175,977. The capitalized costs in 2005 are greater than the costs incurred in 2004. The expected increase in the capitalized costs will continue to be affected by management's decision whether or not to contract any of the development to third parties, and by the annualization of the costs of employees hired during the third and fourth quarters. Actual capitalized expenses for the fiscal year 2005 are provided in the table (page 36).

WEB SITE DEVELOPMENT COSTS    Q1 2005    Q2 2005    Q3 2005    Q4 2005    Q1 2006
--------------------------   --------   --------   --------   --------   --------
Employment related costs     $575,786   $382,365   $280,433   $297,726   $121,465
Other direct costs             36,312      7,500         --         --         --
TOTAL                        $612,098   $389,865   $280,433   $297,726   $121,465

Management will continue to fund 2006 capital expenditures from its working capital.

Restrictions on Corporate Financing

Pursuant to the terms of the Investor's Rights Agreement dated April 11, 2003 between IAC/InterActiveCorp, Points and an affiliate of IAC/InteractiveCorp, and the terms of the Series Two Preferred Share, IAC/InterActiveCorp has significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event that the Corporation requires additional capital, it does not expect consent to be unreasonably withheld.

Outstanding Share Data

As at the date hereof, the Corporation has 93,722,708 Common Shares outstanding, one Series One Preferred Share, one Series Two Preferred Share and one Series Four Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 19,999,105 Common Shares and the Series Four Preferred Share is convertible into 4,504,069 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 5,056,913 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.84. The expiration dates of the options range from May 7, 2006 to January 25, 2011.

The Corporation's subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 1,805,858 Common Shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 4,521,684 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. Points.com has outstanding Warrants, held by partners, that are exercisable for Points.com Common Shares. The Corporation owns, directly or indirectly, 100% of the outstanding Common Shares of Points.com. On a fully diluted basis, including the Points.com options described above, the Corporation owns 88.3% of the Common Shares of Points.com.

The Corporation has outstanding Warrants exercisable to acquire up to 103,767,863 Common Shares. The Warrants have exercise prices ranging from $0.83 to $0.93 with a weighted average exercise price of $0.93. The expiration dates of the Warrants range from April 11, 2006 to April 4, 2008. See table on page 38 for a breakdown of the Warrants.

The Corporation has outstanding 8% $6 million convertible Debentures which are convertible into 18,908,070 Common Shares. The Debentures are not convertible into Common Shares at the option of the holder so long as the Warrants are outstanding. The Debentures mature on March 15, 2008. However, unless previously repaid, the Debentures, as amended, will automatically convert into 18,908,070 Common Shares on April 12, 2006.

The following table lists the Common Shares issued and outstanding as at March 10, 2006 and the securities that are currently convertible into Common Shares along with the maximum number of Common Shares issuable on conversion or exercise.

MANAGEMENT'S DISCUSSION & ANALYSIS

                                                                      PROCEEDS ON      LIABILITY
                                                     COMMON SHARES      EXERCISE     REDUCTION(1)
                                                     -------------   -------------   ------------
Common Shares Issued & Outstanding                     93,722,708
Convertible Securities
   IAC/InterActiveCorp Series Two Preferred Share      19,999,105     $         --    $14,760,478
   IAC/InterActiveCorp Series Four Preferred Share      4,504,069               --      3,635,978
   Warrants & broker Warrants                             906,248          752,186             --
   Points International stock options                   5,056,913        4,236,880             --
Point.com stock options and liquidity put rights        4,521,684           71,709             --
Sub-Total Convertible Securities                       34,988,019        5,060,775     18,396,456
FULLY DILUTED(2)                                      128,710,727        5,060,775     18,396,456
IAC/InterActiveCorp Warrants(3), (6)                  102,861,615       95,900,272             --
FULLY DILUTED(4)                                      231,572,342     $100,961,047    $18,396,456

Securities Excluded from Calculation
Convertible Debenture(5), (6)                          18,908,070                     $ 9,699,180
Series One Preferred Share(6)                                   1                             n/a
Options available to grant from ESOP(7)                   660,496                             n/a
TOTAL EXCLUDED SECURITIES                              19,568,567                     $ 9,699,180

NOTES:

(1) Liability reduction reflects the value outstanding on the balance sheet as at December 31, 2005.

(2)  Excludes the IAC/InterActiveCorp Warrants and the Convertible Debenture.

(3) The IAC/InterActiveCorp Warrants expires April 11, 2006. See page 28 "IAC/InterActiveCorp Investment" for additional information on the IAC/InterActiveCorp Warrants.

(4) Includes the IAC/InterActiveCorp Warrants and excludes the Convertible Debenture.

(5) See pages 32 and 33 "Commitments Related to the Terms of Certain Financing Arrangements - Debenture and Series One Preferred Share", for the terms under which the Convertible Debenture is convertible into Common Shares.

(6) If the IAC/InterActiveCorp Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). See page 33, "Exercise of IAC/InterActiveCorp Warrants" for additional information.

(7) On June 24, 2004, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 2,176,524 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted. At the annual and special meeting of the shareholders of the Corporation to be held on May 11, 2006, the shareholders will vote on a resolution to increase the number of Common Shares issuable under the Employee Stock Option Plan to 14,058,406. See the Management Information Circular dated March 10, 2006 for additional information.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective.

SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

The following selected annual information has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

INCOME STATEMENT FOR THE YEAR ENDED                 2005          2004          2003
-----------------------------------             -----------   -----------   -----------
Total Revenue                                   $10,027,809   $ 7,791,591   $ 5,858,704
General and administrative expenses              14,321,370    12,148,927     8,466,574
Loss before interest,                            (4,293,561)   (4,357,337)   (2,607,870)
amortization and other deductions (EBITDA)(1)
Net income (loss)                                (9,924,235)   (8,808,284)   (6,991,673)
Net income (loss) per share(2), (3)
- basic                                         $     (0.11)  $     (0.13)  $     (0.12)
- fully diluted                                         n/a           n/a           n/a

NOTES:

(1) For additional information on this non-GAAP measure, see page 28, "Liquidity-EBITDA".

(2) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

(3) In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" of the CICA handbook) combined with the write-down of the ThinApse investment. See page 50 of the Corporation's Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

BALANCE SHEET AS AT                 DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
-------------------                 -------------   -------------   -------------
Cash and short-term investments     $ 22,332,025    $ 13,754,818    $ 20,274,836
Total assets                          40,463,226      30,179,854      27,481,286
Total liabilities                     46,649,533      39,115,680      32,704,094
CASH DIVIDENDS DECLARED PER SHARE             --              --              --

SHAREHOLDERS EQUITY
- capital stock                       36,404,342      23,730,993      18,449,908
- Warrants                             2,758,688       2,610,992       2,785,737
- contributed surplus                  2,079,423       2,226,713       2,237,787
- retained earnings                  (47,428,760)    (37,504,525)    (28,696,241)
TOTAL                               $ (6,186,307)   $ (8,935,826)   $ (5,222,809)

The following summary of quarterly results has been prepared in accordance with Canadaian GAAP and is reported in Canadian dollars.

POINTS INTERNATIONAL LTD.
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

QUARTER ENDED         REVENUES      NET LOSS    LOSS PER SHARE (1)
-------------        ----------   -----------   ------------------
December 3, 2005     $2,522,704   $(2,852,022)        $(0.03)
September 30, 2005   $2,372,793   $(2,534,640)        $(0.03)
June 30, 2005        $2,554,403   $(1,969,359)        $(0.03)
March 31, 2005       $2,577,909   $(2,568,215)        $(0.04)
December 31, 2004    $2,162,948   $(2,334,382)        $(0.04)
September 30, 2004   $1,978,942   $(2,103,413)        $(0.03)
June 30, 2004        $2,032,136   $(2,246,784)        $(0.03)
March 31, 2004       $1,617,565   $(1,962,076)        $(0.03)

NOTE:

(1) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared the information contained in the financial statements and in the Annual Report. Some numbers presented in the financial statements are based on estimates and judgments, and the integrity and fairness of this information is the responsibility of management. The company has prepared the financial statements according to Canadian generally accepted accounting principles. All of the information throughout the Annual Report is consistent with the financial statements.

The company maintains internal control, accounting and administrative procedures to provide reasonable assurance that the financial information is relevant, reliable, accurate and fairly presented.

The Board of Directors is responsible for governance and fair presentation of the financial statements. The Board of Directors accepts this charge and carries out this responsibility primarily through its audit committee.

The Board of Directors appoints the audit committee. All members of the audit committee are outside directors. The committee met with management and auditors before approving the financial statements. The audit committee reports its findings to the Board of Directors and recommends approval of the financial statements by the Board of Directors.

The company's external auditors, Mintz & Partners LLP, have conducted an independent audit of the financial statements in accordance with Canadian generally accepted auditing standards. The external auditors had full and unrestricted access to the audit committee and management.


/s/ Robert MacLean                      /s/ Stephen Yuzpe
-------------------------------------   ----------------------------------------
Robert MacLean                          Stephen Yuzpe
Chief Financial Officer                 Chief Executive Officer
Points International Ltd.               Points International Ltd.

                              Financial Statements

42   AUDITOR'S REPORT
43   CONSOLIDATED BALANCE SHEETS
45   CONSOLIDATED STATEMENTS OF OPERATIONS
45   CONSOLIDATED EARNINGS (DEFICIT)
46   CONSOLIDATED STATEMENTS OF CASH FLOWS
47   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITOR'S REPORT

To the Shareholders of Points International Ltd.

We have audited the consolidated balance sheets of Points International Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(MINTZ & Partner LLP)

Toronto, Ontario
March 9, 2006                                              CHARTERED ACCOUNTANTS

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                               2005          2004
-----------------                           -----------   -----------
ASSETS
CURRENT
   Cash and cash equivalents (Note 4)       $19,983,607   $13,754,818
   Short-term investments                     2,348,418            --
   Accounts receivable                        2,739,224     2,024,342
   Prepaids and sundry assets                 1,893,605     1,229,091
                                            -----------   -----------
                                             26,964,854    17,008,251
PROPERTY, PLANT AND EQUIPMENT (Note 5)        3,606,840     2,056,282
GOODWILL AND INTANGIBLE ASSETS (Note 6)       7,602,503     8,282,453
DEFERRED COSTS (Note 22)                      1,699,030     2,242,868
FUTURE INCOME TAXES RECOVERABLE (Note 16)       590,000       590,000
                                            -----------   -----------
                                             13,498,372    13,171,603
                                            $40,463,226   $30,179,854
                                            ===========   ===========

APPROVED ON BEHALF OF THE BOARD:


/s/ Douglas Carty                       /s/ Robert MacLean
-------------------------------------   ----------------------------------------
DOUGLAS CARTY                           ROBERT MACLEAN
Chairman of the Board                   Director

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                              2005           2004
-----------------                                          ------------   ------------
LIABILITIES
CURRENT
   Accounts payable and accrued liabilities                $  2,284,257   $  1,894,599
   Deposits                                                  15,810,853     13,153,623
   Current portion of loan payable (Note 7)                      33,515         29,860
   Current portion of acquisition loan payment (Note 14)        390,166        777,443
   Convertible debenture (Note 8)                                    --      8,920,373
                                                           ------------   ------------
                                                             18,518,791     24,775,899
   LOAN PAYABLE (Note 7)                                         35,107         67,186
   ACQUISITION LOAN PAYABLE (Note 14)                                --        380,118
   CONVERTIBLE DEBENTURE (Note 8)                             9,699,180             --
   CONVERTIBLE PREFERRED SHARES (Note 9)                     18,396,456     13,892,478
                                                           ------------   ------------
                                                             46,649,533     39,115,680
SHAREHOLDERS' DEFINCIENCY
CAPITAL STOCK (Note 10)                                      36,404,342     23,730,993
WARRANTS (Note 11)                                            2,758,688      2,610,992
CONTRIBUTED SURPLUS                                           2,079,423      2,226,713
DEFICIT                                                     (47,428,760)   (37,504,525)
                                                           ------------   ------------
                                                             (6,186,307)    (8,935,826)
                                                           ------------   ------------
                                                           $ 40,463,226   $ 30,179,854
                                                           ============   ============

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31                                  2005          2004
-------------------------------                              -----------   -----------
REVENUES
   Points operations                                         $ 9,429,253   $ 7,560,012
   Interest income                                               598,556       231,579
                                                             -----------   -----------
                                                              10,027,809     7,791,591
GENERAL AND ADMINISTRATION EXPENSES                           14,321,370    12,148,927
                                                             -----------   -----------
LOSS - Before interest, amortization and other items          (4,293,561)   (4,357,337)
                                                             -----------   -----------
   Foreign exchange loss                                         514,625        81,725
   Interest on convertible debenture                             778,806       884,001
   Interest on preferred shares                                1,049,367       868,000
   Interest, loss on short-term investment and capital tax       265,974       132,843
   Amortization of property, plant and equipment,
   Intangible assets and deferred costs                        3,021,902     2,322,749
   Write-off of ThinApse corporation                                  --       161,629
                                                             -----------   -----------
                                                               5,630,674     4,450,947
                                                             -----------   -----------
NET LOSS                                                      (9,924,235)   (8,808,284)
                                                             -----------   -----------
LOSS PER SHARE (Note 12)                                     $     (0.11)  $     (0.13)
                                                             ===========   ===========

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31                          2005           2004
-------------------------------                      ------------   ------------
DEFICIT -- BEGINNING OF YEAR
   As previously reported                            $(34,734,645)  $(25,926,361)
   Adjustment to stock-based compensation (Note 3)     (2,769,880)    (2,769,880)
                                                     ------------   ------------
   As restated                                        (37,504,525)   (28,696,241)
                                                     ------------   ------------
NET LOSS -- FOR THE YEAR                               (9,924,235)    (8,808,284)
                                                     ------------   ------------
DEFICIT -- END OF YEAR                               $(47,428,760)  $(37,504,525)
                                                     ============   ============

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31                                           2005          2004
-------------------------------                                       -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                              $(9,924,235)  $(8,808,284)
Items not affecting cash
   Amortization of property, plant and equipment                        1,346,320       312,618
   Amortization of deferred costs                                         531,699       601,319
   Amortization of intangible assets                                    1,143,884     1,408,812
   Deferred costs on convertible debenture                                 12,139            --
   Unrealized foreign exchange loss                                         3,431       (25,362)
   Employee stock option expense (Note 11)                                408,435       362,343
   Writedown of long term investment                                           --       161,629
   Cancellation of warrants issued for services                            (1,167)       (1,179)
   Interest on series two and four preferred shares                     1,049,367       868,000
   Interest accrued on convertible debenture                              778,806       884,001
                                                                      -----------   -----------
                                                                       (4,651,323)   (4,236,102)
Changes in non-cash balances related to operations (Note 13 (a))        2,390,259     2,506,192
                                                                      -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES                                (2,261,064)   (1,729,910)
                                                                      -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                           (2,896,877)   (1,855,177)
   Purchase of intangible assets                                         (125,191)     (128,428)
   Purchase (disposal) of short-term investments                       (2,348,418)    9,554,542
   Payments for the acquisition of MilePoint, Inc                        (800,000)   (2,300,000)
   Costs related to the acquisition of MilePoint, Inc. (Note 14)         (306,138)     (728,556)
                                                                      -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                                (6,476,624)    4,542,381
                                                                      -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of series four preferred share (Note 9)                     3,454,611            --
   Loan payable, net of repayments (Note 7)                               (28,425)       97,047
   Deferred financing costs                                                    --        13,967
   Issuance of capital stock, net of share issue costs (Note 10)       12,266,487       734,101
                                                                      -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            15,692,673       845,115
                                                                      -----------   -----------
   Effect of exchange rate changes on cash held in foreign currency      (726,197)     (623,061)
                                                                      -----------   -----------
INCREASE IN CASH AND CASH EQUIVALENTS                                   6,228,789     3,034,524
CASH AND CASH EQUIVALENTS - Beginning of the year                      13,754,818    10,720,294
                                                                      -----------   -----------
CASH AND CASH EQUIVALENTS - END OF THE YEAR                           $19,983,607   $13,754,818
                                                                      ===========   ===========

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.   BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the "Corporation") include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Exclamation Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly owned subsidiary, Points.com Inc.

The Corporation operates the Points.com Web site. Points.com is an online service allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Points.com also serves as a central resource to help individuals track their account balances with a number of loyalty programs.

In addition, the Corporation develops technology solutions for the loyalty program industry. The Corporation's portfolio of custom solutions facilitates the online sale, transfer and exchange of miles, points and currencies for a number of major loyalty programs.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Use of Estimates

     The preparation of these consolidated financial statements, in conformity with Canadian generally accepted accounting principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2005 and 2004 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

     b)   Revenue Recognition

     Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

     Revenues from the sale of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

     Nonrefundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     Custom Web site design revenues are recorded on a percentage of completion basis.

     c)   Cash and Cash Equivalents

     Cash and cash equivalents include amounts on deposit at the Corporation's bank and amounts held for the Corporation by a third party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points.

     Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days.

FINANCIAL STATEMENTS

     d)   Short-term Investments

     Short-term investments include investment that have a duration of longer than 90 days. Short-term investments are accounted for at the lower of cost and net realizable value.

     e)   Property, Plant and Equipment

     Property, plant and equipment are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Corporation to write off the cost of the property, plant and equipment over their estimated useful lives are as follows:

Furniture and equipment                     20% declining balance basis
Computer equipment                          30% declining balance basis
Software                                    30% straight-line basis
Web site development and technology costs   straight-line over 3 years
Leasehold improvements                      straight-line over 5 years

     f)   Goodwill and Intangible Assets

     The Corporation follows Section 3062 ("Goodwill and Other Intangible Assets") of the CICA Handbook, in accounting for the value of its public listing. Since the public listing has an indefinite life, no amortization is recorded. These public company listing costs were capitalized by the Corporation in the period prior to the implementation of the recommendation of Section 3061 and 3062 of the CICA Handbook.

     Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. The remaining life of the patent is determined as 20 years less the time between the date of filing and the patent grant date. Registered trademarks have an indefinite life and will not be amortized unless determined to have become impaired.

     Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of Points.com Inc. will be amortized on a straight-line basis over a period of three years.

     The acquisition of MilePoint, Inc. represents the fair value of contracts acquired by the Corporation as described in Note 14. The carrying value of these contracts is amortized on a straight line basis over the life of the contracts.

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

     g)   Long-Term Investments

     Investments in shares of companies over which the Corporation exercises significant influence are accounted for using the equity method.

     Investments in shares of companies over which the Corporation does not exercise significant influence are accounted for using the cost basis.

     The Corporation reviews all of its long-term investments regularly and provides for any decline, other than a temporary decline, in the value of the investment to the estimated net recoverable amount.

     h)   Deferred Costs

     Costs incurred in respect of certain financings are deferred and charged to income over the term of financing. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Notes 8 and 9. Costs incurred on expanding relationships are amortized over the term of the extended relationships.

     i)   Capital Leases

     Leases that transfer substantially all of the benefits and risks of ownership of the property to the Corporation are treated as acquisitions of an asset and an obligation.

     j)   Costs of Raising Capital

     Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     k)   Translation of Foreign Currency

     Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and consequently are included in net earnings.

     The results of foreign operations that are financially and operationally integrated with the Corporation are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year.

     l)   Income Taxes

     The Corporation follows the asset and liability approach to accounting for income taxes.

     The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

     Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

     m)   Non-Monetary Transactions

     Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non monetary Transactions") of the CICA Handbook.

     n)   Earnings Per Share

     The Corporation uses Section 3500 ("Earnings per Share") of the CICA Handbook, which directs that the treasury stock method be used to calculate diluted earnings per share.

FINANCIAL STATEMENTS

     Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, Warrants, conversion of preferred shares and the convertible debenture, as if the events had occurred at the beginning of the period or at a time of issuance, if later. When the effect of computing diluted loss per share is anti-dilutive, this information is not presented.

     o) Stock-based Compensation

     Employees

     For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair-value based method of accounting for stock-based compensation.

     Non-employees

     For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

3. ADJUSTMENT TO STOCK-BASED COMPENSATION

Effective January 1st, 2004, in accordance with the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments", the Corporation adopted the changes required by this policy. The Corporation adopted this policy change in its 2004 audited consolidated financial statements and accounted for compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, the change in accounting policy was applied retroactively without restatement of the prior years' financial statements. Through the adoption of this policy, the Corporation misinterpreted the treatment for a series of employee stock options held in the wholly-owned subsidiary Points.com Inc. These Points.com Inc. options were issued on various dates in 2000. On February 8, 2002, the option holders were granted a put right which allowed them to have the right to put to the Corporation the Common Shares of Points.com Inc. acquired on the exercise of such options for Common Shares in the Corporation.

The extension of the put right should have been included in the Corporation's adoption of the above change in accounting policy for fiscal 2004, as it constitutes a commitment to issue Common Shares. As a result of this correction, the 2004 opening deficit was increased by $2,769,880 to $28,696,241 and the 2004 opening capital stock was increased by $666,489, and a $2,103,391 increase to contributed surplus was recorded. During fiscal 2004, contributed surplus was reduced by $358,770 and capital stock was increased by the same amount as a portion of the outstanding stock options were exercised. The above adjustment has no impact on total Shareholders' Equity or any other balance sheet accounts.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash held at the Corporation's bank and currently invested through an interest rate agreement earning prime rate less 225 basis points for Canadian funds (approximately 2%) and 80% of the U.S. T-Bill rate for U.S. funds (approximately 1%), and cash held by the third-party credit card processor. Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days. The investments could be liquidated at any time at the option of the Corporation with no loss in value.

Cash and cash equivalents consists of:

                                         2005          2004
                                     -----------   -----------
Cash                                 $ 9,827,614   $10,086,111
Cash equivalents                       6,409,034       544,945
Cash held by credit card processor     3,746,959     3,123,762
                                     -----------   -----------
                                     $19,983,607   $13,754,818
                                     ===========   ===========

5. PROPERTY, PLANT AND EQUIPMENT

                                                       Accumulated   Net Carrying
2005                                        Cost      Amortization      Amount
----                                    -----------   ------------   ------------
Furniture and equipment                 $   495,056    $  235,333     $  259,723
Computer equipment                          668,581       387,143        281,438
Software                                  1,244,700       545,017        699,684
Technology & Web site development         6,797,363     4,864,840      1,932,523
Leasehold Improvements                      798,759       365,287        433,472
                                        -----------    ----------     ----------
                                        $10,004,459    $6,397,393     $3,606,840
                                        ===========    ==========     ==========

                                                       Accumulated   Net Carrying
2004                                        Cost      Amortization      Amount
----                                    -----------   ------------   ------------
Furniture and equipment                  $  468,355    $  173,740     $  294,615
Computer equipment                          590,619       282,616        308,003
Software                                    443,340       372,728         70,612
Technology & Web site development         4,852,551     3,982,101        870,450
Leasehold Improvements                      752,718       240,116        512,602
                                         ----------    ----------     ----------
                                         $7,107,583    $5,051,301     $2,056,282
                                         ==========    ==========     ==========

6. GOODWILL AND INTANGIBLE ASSETS

                                                       Accumulated   Net Carrying
2005                                        Cost      Amortization      Amount
----                                    -----------   ------------   ------------

Public Listing                          $   150,000    $  100,000     $   50,000
Milepoint, Inc. acquisition (Note 14)     8,580,888     1,617,444      6,963,444
Patents and trademarks                      589,058            --        589,058
Acquired technology                       2,258,603     2,258,603             --
                                        -----------    ----------     ----------
                                        $11,578,549    $3,976,047     $7,602,503
                                        ===========    ==========     ==========

                                                       Accumulated   Net Carrying
2004                                        Cost      Amortization      Amount
----                                    -----------   ------------   ------------
Public Listing                          $   150,000    $  100,000     $   50,000
Milepoint, Inc. acquisition (Note 14)     8,242,146       655,945      7,586,201
Patents and trademarks                      462,376            --        462,376
Acquired technology                       2,258,603     2,074,727        183,876
                                        -----------    ----------     ----------
                                        $11,113,125    $2,830,672     $8,282,453
                                        ===========    ==========     ==========

7. LOAN PAYABLE

In August, 2004 the Corporation entered into an agreement with the landlord, whereby the landlord loaned the Corporation $107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan is repayable over 43 months and bears an interest rate of 10%.

FINANCIAL STATEMENTS

8. CONVERTIBLE DEBENTURE

The Corporation has outstanding $6 million principal amount of 8% convertible debentures (the "Debentures"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

The Debentures were amended to, among other things, (i) reduce the interest rate from 11% to 8% effective March 15, 2005, (ii) eliminate all negative covenants,
(iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

The Debentures will mature on March 15, 2008 if not previously converted. The Corporation is entitled to pre-pay the Debentures, without interest, within 30 days of a Series One Change in Control of the Corporation resulting from the exercise of the PII Warrants (defined in Note 11); the Debentures may not otherwise be prepaid. If the PII Warrants expire, the $6 million principal amount of the Debentures will be automatically converted on April 12, 2006 into 18,908,070 Common Shares and accrued interest on any principal amount as converted ceases to be payable. The Debentures will also automatically convert into Common Shares in certain other circumstances, including the sale of all outstanding Common Shares for a price per share of at least $1.26928, the sale of all or substantially all of the assets of the Corporation yielding net proceeds per Common Share (after giving effect to the conversion of the Debentures) of at least $1.26928. The Debentures are not convertible into Common Shares at the option of the holders so long as the PII Warrants is outstanding and held by IAC/InterActiveCorp or an affiliate thereof. The Debentures have been classified as long-term for fiscal 2005 since their repayment is only in connection with the exercise of the PII Warrants that would result from a third party transaction.

9. PREFERRED SHARES

     a) Series One Preference Share

     The Series One Preferred Share was created by Articles of Amendment dated December 20, 2001, was issued on February 8, 2002 and is a non-voting convertible share.

     The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2 million of the $6 million principal amount of the Debentures (defined under "Debentures" below), (ii) repayment in full of the Debentures or (iii) payment of the Dividend (defined below) (each a "Conversion Event").

     The Series One Preferred Share is not entitled to dividends other than as set out below:

     The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than Canadian Imperial Bank of Commerce or its affiliates or associates) or persons acting jointly or in concert acquire greater than 50% voting control or greater than 50% of the equity of the Corporation (a "Series One Change of Control"), or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to $4 million plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are then convertible) with the holders of all other participating shares in distributions from the assets of the Corporation and assuming, for this purpose, that the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24 million. Where an event occurs giving rise to the Dividend, the holder of the Debentures is entitled to accelerate all amounts owing under the Debentures and the Corporation is entitled to repay the Debentures.

     In the event of the exercise of the PII Warrants resulting in a Series One Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equaling the lesser of (i) $24 million and (ii) $4 million plus the number of Common Shares into which the Debentures are then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

     In the event of the liquidation, dissolution or winding-up of the Corporation prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive $4 million before any payment to holders of any Common Shares and (b) share pro-rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are convertible immediately prior to the liquidation event), with the holders of the Common Shares and all other participating shares ranking junior to the Series One Preferred Share in further distributions from the assets of the Corporation to an aggregate maximum of $20 million in addition to the sum specified in (a).

     b) Series Two Preferred Share

     The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003. It is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Eastern Standard Time), for no additional consideration, into 19,999,105 Common Shares (as at March 10, 2006), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in the Corporation's subsidiaries and in connection with the conversion of the CIBC Debentures, if convertible.

     The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

     The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

     If not converted, the Series Two Preferred Share will be redeemed upon the earlier of (i) March 31, 2013 and (ii) the third business day following a Change of Control of the Corporation (defined on page 54). If (i) occurs, the Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. If (ii) occurs, the Series Two Preferred Share will be redeemed for an amount equal to the greater of (i) 125%

FINANCIAL STATEMENTS

     of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

     A "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrants, any combination of a person (other than the holder of the Series Two Preferred Share Series), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

     In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and
     (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

     The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis (until the PII Warrants have been exercised, in whole or in part, to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the Board of Directors.

     c) Series Four Preferred Share

     In 2005, the Corporation issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

     The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 4,504,069 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

     If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted. The Series Four Preferred Share will also be redeemed if certain Change of Control events occur, for an amount equal to the greater of (i) 125% $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and (ii) the greater of (A) the value of the Common Shares into which the Series Four Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Four Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the Change of Control. For this purpose a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Four Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation suffiecient to elect a majority of the Board of Directors.

     In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares. The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

10. CAPITAL STOCK

Authorized

Unlimited               Common Shares
---------  ---------------------------------------
    1      Series One Preferred Share, non-voting,
              convertible into one Common Share
    1      Series Two Preferred Share
    1      Series Three Preferred Share
    1      Series Four Preferred Share
    1      Series Five Preferred Share

Issued

The balance of capital stock is summarized as follows:

                                  2005          2004
                              -----------   -----------
Common Shares                 $36,404,339   $23,730,991
Series One Preferred Share              1             1
Series Two Preferred Share              1             1
Series Four Preferred Share             1            --
                              -----------   -----------
                              $36,404,342   $23,730,993
                              ===========   ===========

FINANCIAL STATEMENTS

Common Shares                                                   Number       Amounts
-------------                                                 ----------   -----------
   Balance January 1, 2004                                    62,609,622   $18,449,907
Issued on the acquisition of MilePoint, Inc.(i)                4,000,000     4,000,000
Issued on exercise of Warrants(ii)                             2,318,006       752,984
Issued on exercise of stock options(iii)                         816,789       194,008
Issued on exchange for property (shares in subsidiary)(iv)     1,313,433       369,317
                                                              ----------   -----------
                                                              71,057,850    23,766,215
Less: share issue costs                                               --        35,224
                                                              ----------   -----------
   Balance December 31, 2004                                  71,057,850    23,730,991
Issued on exercise of Warrants(v)                                458,667        37,825
Issued on exercise of stock options(vi)                        2,102,227     1,025,318
Issued on exchange for property (shares in subsidiary)(vii)    1,964,664       555,870
Issued in private placement(viii)                             18,134,300    12,385,405
                                                              ----------   -----------
                                                              93,717,708    37,735,409
Less: share issue costs                                               --     1,331,070
                                                              ----------   -----------
BALANCE DECEMBER 31, 2005                                     93,717,708   $36,404,339
                                                              ==========   ===========

(i) 4,000,000 shares (valued at $4 million) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 14).

(ii) 2,268,006 common share purchase Warrants, issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised at $0.25 per share. In addition, 50,000 Warrants issued in respect of a financing engagement were exercised at $0.25 per share.

(iii) 816,789 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

(iv) 524,554 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 1,313,433 of the Corporation's common shares.

(v) 458,667 common share purchase Warrants (valued at $37,825), issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised for nil consideration.

(vi) 2,102,227 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

(vii) 784,641 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 1,964,664 of the Corporation's common shares.

(viii) On April 4, 2005, the Corporation issued 18,134,300 common shares at $0.683 per share in a Private Placement.

11. OPTIONS AND WARRANTS

     a) Stock option plan

     The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The options vest over a three year period and expire five years from the grant date.

                                        2005         2004
                                     ----------   ----------
Options Authorized by Shareholders   10,206,948   10,206,948
   Less: Options Exercised           (4,484,539)  (2,382,312)
                                     ----------   ----------
Net Options Authorized                5,722,409    7,824,636
   Less: Options Granted             (4,866,913)  (6,184,558)
                                     ----------   ----------
Options Available to Grant              855,496    1,640,078
                                     ==========   ==========

     b) Stock options

     Stock-based compensation plan

     At December 31, 2005, the Corporation had one stock-based compensation plan, which is described in Note 11 (a). The Corporation accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $408,435 for 2005.

     Fair Value

     The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2004 and 2005, respectively: dividend yield of nil for all three years; expected volatility of 73, 46 and 30%, risk-free interest rates of 4.0, 4.0 and 3.6% and expected lives of 3.0, 3.0, and 3.0 years.

     A summary of the status of the Corporation's stock option plan as of December 31, 2004 and 2005, and changes during the years ending on those dates is presented below.

FINANCIAL STATEMENTS

                                           2005                             2004
                              ------------------------------   -----------------------------
                               NUMBER OF    WEIGHTED AVERAGE    NUMBER OF   WEIGHTED AVERAGE
                                OPTIONS      EXERCISE PRICE      OPTIONS     EXERCISE PRICE
                              -----------   ----------------   ----------   ----------------
Beginning of Year               6,184,558         $0.71         5,598,127         $0.51
Granted                         1,162,836          0.84         1,639,407          1.17
Exercised                      (2,102,227)         0.47          (816,789)         0.22
Forfeited                        (378,254)         0.83          (236,187)         1.04
                              -----------         -----        ----------         -----
End of year                     4,866,913         $0.83         6,184,558         $0.71
                              ===========         =====        ==========         =====
EXERCISABLE AT END OF YEAR      2,429,095         $0.69         3,832,429         $0.50
                              ===========         =====        ==========         =====
WEIGHTED AVERAGE FAIR
   VALUE OF OPTIONS GRANTED   $      0.20                      $     0.41
                              ===========                      ==========

                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                          --------------------------------------------------   --------------------------
                                         WEIGHTED AVERAGE        WEIGHTED                     WEIGHTED
                          NUMBER OF   REMAINING CONTRACTUAL       AVERAGE      NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICE    OPTIONS         LIFE (YEARS)       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
-----------------------   ---------   ---------------------   --------------   ---------   --------------
$0.01 to $ 0.49             888,510            1.30                $0.25        800,000         $0.26
$0.50 to $ 0.99           2,084,836            2.83                $0.75        777,145         $0.61
$1.00 and over            1,893,567            3.15                $1.19        918,750         $1.16

     Subsequent to year-end, as described in Note 21, 5,000 options were exercised.

     c)   Stock options of Points.com Inc.

     In addition to the stock options described above, Points.com Inc.,the Corporation's indirect wholly-owned subsidiary has one stock compensation plan. No further Points.com Inc. common shares are authorized for issuance under this plan. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, have outstanding stock options. No options were granted in this plan in 2003, 2004 or 2005. The options outstanding are as follows:

                                         2005                           2004
                             ----------------------------   ----------------------------
                             NUMBER OF   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
                              OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                             ---------   ----------------   ---------   ----------------
Beginning of Year            2,590,498         $0.04        3,115,052         $0.04
Granted                             --            --               --            --
Exercised                     (784,641)         0.05         (524,554)         0.02
Forfeited                           --            --               --            --
                             ---------         -----        ---------         -----
End of year                  1,805,857         $0.04        2,590,498         $0.04
                             ---------         -----        ---------         -----
Exercisable at end of year   1,805,857         $0.04        2,590,498         $0.04
                             =========         =====        =========         =====

                                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                          --------------------------------------------   --------------------
                                                              WEIGHTED               WEIGHTED
                                         WEIGHTED AVERAGE      AVERAGE                AVERAGE
                          NUMBER OF   REMAINING CONTRACTUAL   EXERCISE   NUMBER OF   EXERCISE
RANGE OF EXERCISE PRICE    OPTIONS         LIFE (YEARS)         PRICE     OPTIONS      PRICE
-----------------------   ---------   ---------------------   --------   ---------   --------
     $0.01 to $0.49       1,805,857            1.13             $0.04    1,805,857     $0.04

     The holders of 1,805,857 options (all with strike prices at or below $0.055 per share) have the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation has used a ratio of 2.5039 common shares per Points.com Inc. common share (equivalent to 4,521,684 common shares) for this purpose. In 2005, 784,641 options were exercised and all of the Points.com Inc. common shares received were put to the Corporation for 1,964,664 common shares of the Corporation.

     d) Warrants

     The Corporation issued Warrants (the "PII Warrants") on April 11, 2003 to Points Investments Inc. ("PII") that are exercisable to acquire up to 55% of the Common Shares (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and/or Series Four Preferred Share. The PII Warrants expire on April 11, 2006. If PII had exercised the PII Warrants in full on March 10, 2006, IAC/InterActiveCorp would have indirectly received 102,861,615 Common Shares.

                                                2004                             2005
                                   ------------------------------   -----------------------------
                                    NUMBER OF    WEIGHTED AVERAGE    NUMBER OF   WEIGHTED AVERAGE
                                     WARRANTS     EXERCISE PRICE     WARRANTS     EXERCISE PRICE
                                   -----------   ----------------   ----------   ----------------
Beginning of Year                   84,160,489         $1.03        79,431,399         $0.94
Granted(1)                             906,248          0.83                --           n/a
Issued - Anti-Dilution Provision    19,225,127          0.01         7,049,596          1.03
Exercised                             (458,667)         0.25        (2,318,006)         0.25
Forfeited                             (303,667)         0.25            (2,500)         0.28
                                   -----------         -----        ----------         -----
End of year                        103,529,530         $0.93        84,160,489         $1.03
EXERCISABLE AT END OF YEAR         103,529,530         $0.93        84,160,489         $1.03

NOTE :

(1) The strike price of the PII Warrants (Note 9) will change in accordance with its anti-dilution provisions. For example, as the number of Common Shares that the PII Warrants is exercisable into increases, the strike price will decrease proportionately.

                                       WARRANTS OUTSTANDING                 WARRANTS EXERCISABLE
                          ----------------------------------------------   ----------------------
                                                                WEIGHTED                 WEIGHTED
                                           WEIGHTED AVERAGE      AVERAGE                  AVERAGE
                             NUMBER     REMAINING CONTRACTUAL   EXERCISE    NUMBER OF    EXERCISE
RANGE OF EXERCISE PRICE     WARRANTS         LIFE (YEARS)         PRICE      WARRANTS      PRICE
-----------------------   -----------   ---------------------   --------   -----------   --------
$0.01 to $0.49                     --              --             $0.25             --        --
$0.50 to $0.99            103,529,530            0.30             $0.93    103,529,530     $0.93
$1.00 and over                     --              --             $1.03             --        --

     In connection with the Private Placement, 906,248 broker Warrants valued at $186,687 were issued.

FINANCIAL STATEMENTS

     e) Warrants of Points.com Inc.

     On September 5, 2003, the Corporation acquired Warrants and Warrant acquisition rights exercisable to acquire 4,827,255 common shares in the Corporation's indirect wholly owned subsidiary, Points.com Inc., from an airline partner.

     In addition to the Warrants and Warrant acquisition rights acquired by the Corporation, Points.com Inc., has issued or committed to issue an additional 4,103,378 Warrants to airline partners with expiry dates between March 28, 2006 and April 1, 2007. Each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. The exercise of these Warrants would dilute the Corporation's interest in Points.com Inc. by 11%.

     f) Fair value

     906,248 Warrants were granted during 2005 and no Warrants were granted in 2004. The weighted average grant date fair value of Warrants granted during 2005 has been estimated at $0.21 using the Black Scholes option pricing model. The pricing model assumes a weighted average risk-free interest rate of 3.8%, weighted average expected dividend yield of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years.

12. LOSS PER SHARE

     a) Loss per share

     Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year that amounted to 88,093,523 shares (2004 - 67,744,345).

     b) Fully-diluted loss per share

     The fully diluted loss per share has not been computed, as the effect would be anti dilutive.

13. STATEMENT OF CASH FLOWS

     a) Changes in non-cash balances related to operations are as follows:

                                                          2005          2004
                                                       ----------   -----------
(Increase) in accounts receivable                      $ (818,592)  $(1,149,990)
(Increase) in prepaids and sundry assets                 (720,497)     (485,001)
(Increase) in deferred costs                                   --      (123,390)
Increase in accounts payable and accrued liabilities      422,914       783,344
Increase in deposits                                    3,506,434     3,481,230
                                                       ----------   -----------
                                                       $2,390,259   $ 2,506,192
                                                       ==========   ===========

     b) Supplemental information

     Interest, taxes and loss on short-term investments

     Interest of $15,054 (2004, $4,196) was paid during the year. In addition to this, the Corporation incurred $150,158 in losses on short-term investments and capital taxes of $45,763 were paid in 2005. Interest revenue of $420,229 (2004, $230,294) was received during the year.

     NON-CASH TRANSACTIONS IN 2005 WERE AS FOLLOWS:

     (I) 784,641 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at a fair market value of 1,964,664 of the Corporation's Common Shares. (Note 10 (vii)).

     (II) $36,348 of revenue earned for hosting services provided was paid in loyalty currency comprised of partner miles. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

     (III) $156,498 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

     (IV) The Corporation received $137,972 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

     (V) Interest of $2,499 was accrued on the acquisition of MilePoint, Inc.

     (VI)    Interest of $778,806 was accrued on the convertible debenture (Note
             8).

     (VII) Interest on $1,049,367 was accrued on the Series Two Preferred Share (Note 9 (b)) and Series Four Preferred Share (Note 11 (d)).

     (VIII) 906,248 broker Warrants valued at $186,687 were issued in connection with the Private Placement Transaction (see Note 11
             (d)). This amount has been recorded as an increase to Warrants with the offset as share issue costs charged against share capital.

     (IX) 1,162,836 options were issued to employees and 378,254 options previously granted were cancelled (see Note 11 (b)).

     (X)     458,667 broker Warrants were exercised for nil consideration (see
             Note 10 (v)).

     NON-CASH TRANSACTIONS IN 2004 WERE AS FOLLOWS:

     (XI) 524,554 shares of Points.com Inc. were acquired in exchange for 1,313,433 shares of the Corporation (Note 10 (iv)).

     (XII) 4,000,000 shares (valued at $4 million) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Notes 14 and 10 (i)).

     (XIII) $38,959 of revenue earned for hosting services provided was paid in loyalty currency comprised of partner miles. The currency was valued at the purchase price of the miles. The prepaid asset will be charged to income as the currency is used.

     (XIV) $125,809 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost. The prepaid asset will be charged to income as the accommodation certificates are used

     (XV) The Corporation received $136,416 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

     (XVI) The Corporation's long-term investment of $161,629 in ThinApse Corporation was written off, as the asset was determined to be impaired.

     (XVII) Interest of $2,499 was accrued on the acquisition of MilePoint, Inc.

     (XVIII) Interest of $884,001 was accrued on the convertible debenture (Note
             8).

     (XIV) Interest on $868,000 was accrued on the Series Two Preferred Share (Note 9 (b)).

FINANCIAL STATEMENTS

14. MILEPOINT, INC. ACQUISITION

MILEPOINT, INC. ACQUISITION

On March 31, 2004, the Corporation acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable over two years without interest, and four million common shares. The loan payable, which had a face value of $3.5 million, was discounted to its fair value as it is non-interest bearing and due over two years.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles                $  225,000
Contracts with Partners     3,555,166
Goodwill                    4,800,722
                           ----------
                           $8,580,888
                           ==========
CONSIDERATION:
Cost of Transaction        $1,090,722
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,490,166
                           ----------
                           $8,580,888
                           ==========

The acquired contracts with partners are amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; goodwill and other intangibles were reviewed as at March 31, 2005 and were found not to have any impairment. Goodwill and other intangibles will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment occurred.

In 2005, the Corporation incurred $306,138 of additional incremental costs in connection with the acquisition. These costs have been added to goodwill.

Remaining payments under the terms of the acquisition loan payable are as follows:

ACQUISITION LOAN PAYABLE:
Current Portion             $390,166
Long-Term Portion                 --
Accretion of Interest          9,834
                            --------
TOTAL                       $400,000
                            ========

15. FINANCIAL INSTRUMENTS

The Corporation's significant financial assets and liabilities are cash and cash equivalents, short term investments and convertible loans, which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation's financial assets and liabilities have been disclosed in Notes 4 and 8.

The Corporation is not exposed to financial risk that arises from fluctuations in interest rates as all of its interest-bearing obligations are fixed-rate. As well, the Corporation has sufficient foreign currency to satisfy its foreign currency based obligations.

     a) Fair Value:

     In accordance with the disclosure requirements of the CICA Handbook Section 3860 (paragraphs 3860.78, .101), the Corporation is required to disclose certain information concerning its "financial instruments," defined as a contractual right to receive or deliver cash or other financial asset. The fair value of the majority of the Corporation's financial assets and liabilities approximate their recorded values at December 31, 2005. In these circumstances, the fair value of the assets or liabilities is determined to be the lower of cost and market value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

     b) Summary of Significant Financial Instruments

     The significant financial instruments of the Corporation, their carrying values and exposure to U.S.-dollar denominated monetary assets and liabilities, are as follows:

                                             C$ TOTAL     US$ DENOMINATED   OTHER DENOMINATED
                                           -----------   ----------------   -----------------
Cash and cash equivalents                  $19,983,606     US$13,965,677         E1,559,669
                                                                               GBP  454,599
                                                                               CHF   12,713
Short-term investments                     $ 2,348,418     US$ 2,014,081
Accounts receivable                        $ 2,797,921     US$ 2,017,709         E  105,009
                                                                               GBP   17,500
Accounts payable and accrued liabilities   $ 2,284,257     US$   805,323       GBP    7,820
Deposits                                   $15,810,853     US$11,309,494         E1,164,924
                                                                               GBP  419,422
                                                                               CHF    5,919

16. INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

                                                            2005          2004
                                                        -----------   -----------
Income tax recovery at statutory rate                   $(3,584,000)  $(2,917,000)
Non deductible items for which there is no tax effect        11,000        16,000
Temporary differences                                     1,008,000       858,000
Losses for which no benefit has been recorded             2,565,000     2,043,000
                                                        -----------   -----------
NET INCOME TAX RECOVERY                                 $        --   $        --
                                                        ===========   ===========

FINANCIAL STATEMENTS

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of approximately $32,693,000 which may be applied against future years' taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:

2006   $  890,000
2007   $2,767,000
2008   $6,976,000
2009   $5,932,000
2010   $3,597,000
2014   $5,428,000
2015   $7,103,000

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

                                                 2005           2004
                                             ------------   -----------
FUTURE INCOME TAX ASSETS ARE COMPRISED OF:
Losses carried forward                       $ 11,808,000   $ 8,629,000
Property, plant and equipment                   2,045,000     1,427,000
Share issue costs                                 393,000        77,000
                                             ------------   -----------
                                               14,246,000    10,133,000
Valuation allowance                           (13,656,000)   (9,543,000)
                                             ------------   -----------
NET FUTURE INCOME TAX ASSET                  $    590,000   $   590,000

17. RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

     In fiscal 2005, certain officers and directors exercised stock options in the Corporation and the Corporation's subsidiary Points.com Inc. (Note 10
     (vi) and Note 10 (vii)).

18. COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web-hosting services expiring through 2009 to aggregate annual rentals as follows:

2006   $2,048,063
2007   $1,797,450
2008   $  505,658
2009   $  447,415
2010   $  194,613

19. SEGMENTED INFORMATION

     a)   Reportable Segments

     The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry (refer to the Management Discussion and Analysis for a description of Points Solutions), in each of 2005 and 2004, whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

     b) Enterprise-wide Disclosures - Geographic Information

     $9,274,067 (2004, $7,129,901) representing 93% of the Corporation's revenues were generated in the U.S., $248,330 (2004, $396,218) representing 3%, were generated in Canada and the remaining revenues generated outside North America.

     At December 31, 2005 and 2004, substantially all of the Corporation's assets were in Canada.

20. MAJOR CUSTOMERS

Approximately 47% of the Corporation's revenues are from its three largest customers. In 2004, three customers represented 54% of the Corporation's revenues. In addition, 71% (2004, 61%) of the Corporation's deposits are due to these three customers.

21. SUBSEQUENT EVENTS

Subsequent to year-end, 5,000 options in the Corporation were exercised at a weighted average exercise price of $0.22 per share (Note 11(b)).

22. DEFERRED COSTS

Deferred costs include finance charges as well as costs incurred in connection with commercial contract arrangements. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings.

                                                                  ACCUMULATED   NET CARRYING
2005                                                   COST      AMORTIZATION      AMOUNT
----                                                ----------   ------------   ------------
Convertible Debenture                               $  986,289    $  986,289     $       --
Series Two Preferred Share and Warrants                717,050       197,189        519,861
Technology Costs of Partner Relationships & Other      135,529        58,524         77,005
Share Issuance to Partner                            2,112,568     1,010,404      1,102,164
                                                    ----------    ----------     ----------
                                                    $3,951,436    $2,252,406     $1,699,030
                                                    ==========    ==========     ==========

                                                                  ACCUMULATED   NET CARRYING
2004                                                   COST      AMORTIZATION      AMOUNT
----                                                ----------   ------------   ------------
Convertible Debenture                               $  986,289    $  986,289     $       --
Series Two Preferred Share and Warrants                717,050       125,084        591,966
Technology Costs of Partner Relationships & Other      135,529        21,707        113,822
Share Issuance to Partner                            2,112,568       575,088      1,537,480
                                                    ----------    ----------     ----------
                                                    $3,951,436    $1,708,568     $2,242,868
                                                    ==========    ==========     ==========

$123,390 of Points.com Solutions technology costs incurred have been deferred over the expected lifetime of certain partner relationships. The technology costs will be amortized over a 30-month period.

23. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified in accordance with the current year's presentation.

FINANCIAL STATEMENTS

24. U.S. GAAP RECONCILIATION

Canada and United States Accounting Policy Differences

     The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

FOR THE YEARS ENDED DECEMBER 31                 2003          2004          2005
-------------------------------             -----------   -----------   -----------
Net loss in accordance with Canadian GAAP   $(6,991,673)  $(8,808,284)  $(9,924,235)
   Web Site Development (a)                          --      (295,585)           --
   Web Site Development Amortization (a)        174,605            --        73,896
   Non-employee stock options (b)              (130,063)           --            --
                                            -----------   -----------   -----------
NET LOSS IN ACCORDANCE WITH U.S. GAAP       $(6,947,131)  $(9,103,868)  $(9,850,339)
                                            -----------   -----------   -----------
LOSS PER SHARE                              $     (0.12)  $     (0.13)  $     (0.11)
                                            ===========   ===========   ===========

The cumulative effect of these adjustments on shareholders' equity is as follows:

AS AT DECEMBER 31                                      2003          2004          2005
-----------------                                  -----------   -----------   -----------
Shareholders Equity in accordance with
   Canadian GAAP                                   $(5,222,809)  $(8,935,826)  $(6,186,307)
   Web Site Development (a)                           (523,815)     (819,400)     (819,400)
   Web Site Development Amortization (a)               523,815       523,815       597,711
   Public Status (d)                                   (50,000)      (50,000)      (50,000)
                                                   -----------   -----------   -----------
SHAREHOLDERS EQUITY IN ACCORDANCE WITH U.S. GAAP   $(5,272,809)  $(9,281,411)  $(6,457,996)
                                                   ===========   ===========   ===========

Effect of these adjustments on the consolidated statement of cash flows is as follows:

AS AT DECEMBER 31                              2003          2004          2005
-----------------                          -----------   -----------   -----------
Assets in accordance with Canadian GAAP    $27,481,286   $30,179,854   $40,463,226
   Web Site Development Costs (a)             (523,815)     (819,400)     (819,400)
   Web Site Development Amortization (a)       523,815       523,815       597,711
   Public Status (d)                           (50,000)      (50,000)      (50,000)
                                           -----------   -----------   -----------
ASSETS IN ACCORDANCE WITH U.S. GAAP        $27,431,286   $29,834,269   $40,191,537
                                           ===========   ===========   ===========

Effect of these adjustments on the consolidated statement of cash flows is as follows:

FOR THE YEARS ENDED DECEMBER 31                             2003          2004          2005
-------------------------------                         -----------   -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES
Cash flows used in operating activities
   in accordance with Canadian GAAP                     $(1,406,454)  $(1,729,910)  $(2,261,064)
   Web Site Development (a)                                      --      (295,585)           --
                                                        -----------   -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES
   IN ACCORDANCE WITH U.S. GAAP                         $(1,406,454)  $(2,025,495)  $(2,261,064)
                                                        ===========   ===========   ===========
CASH FLOWS USED IN INVESTING ACTIVITIES
Cash flows provided by (used in) investing
   activities in accordance with Canadian GAAP          $  (469,083)  $ 4,542,381   $(6,476,624)
   Web Site Development (a)                                      --       295,585            --
                                                        -----------   -----------   -----------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
   IN ACCORDANCE WITH U.S. GAAP                         $  (469,083)  $ 4,837,966   $(6,476,624)
                                                        ===========   ===========   ===========

a) Canadian GAAP allows the capitalization and amortization of Web site development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under United States GAAP, American Institute of Certified Public Accountants, Statement of Position "SOP" 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For United States GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

b) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation expense costs at fair value for stock options and Warrants issued after December 15, 1995, to non-employees, such as members of the Board of Advisors, and other consultants and advisors. The fair value of the non-employee stock options and Warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model. Under Canadian GAAP, all stock-based compensation granted to non-employees prior to January 1, 2002 has not been accounted for; however, the Corporation has accounted for all stock-based compensation granted to non-employees after January 1st, 2002 using the fair value method.

     Accordingly, for United States GAAP purposes the Corporation has calculated the fair value of stock options granted to non-employees prior to January 1st, 2002 and recorded the cost of $1,534,467 by increasing the deficit with the offsetting increase to contributed surplus (with no impact to total shareholders' equity).

FINANCIAL STATEMENTS

c) Prior to 2002, the Corporation accounted for the stock option plans under the recognition and measurement provisions of AFB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations using the intrinsic value method of accounting. No expense had been recorded prior to 2002 as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Starting January 1, 2002 the Corporation adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified or settled after January 1, 2002 for United States GAAP and Canadian GAAP purposes.

     In accordance with United States GAAP, pro forma disclosure of all stock options issued prior to January 1, 2002 that are not accounted for under SFAS No. 123 is required. Below is the pro forma disclosure showing the effect on the Corporation's loss had the Corporation accounted for these options using the fair-value method prescribed in SFAS No. 123.

     The pro forma disclosure for United States GAAP is as follows:

FOR THE YEARS ENDED DECEMBER 31                       2003          2004          2005
-------------------------------                   -----------   -----------   -----------
Net Loss in Accordance with U.S. GAAP             $(6,947,131)  $(9,103,868)  $(9,850,339)
Deduct: Stock based compensation costs
using fair value method for options
issued prior to Jan. 1, 2002                         (102,831)      (16,964)           --
                                                  -----------   -----------   -----------
PRO FORMA NET LOSS IN ACCORDANCE WITH U.S. GAAP   $(7,049,962)  $(9,120,832)  $(9,850,339)
                                                  ===========   ============  ===========
Loss per share:
   Basic - as reported                            $     (0.12)  $     (0.13)  $     (0.11)
   Basic - pro forma                              $     (0.12)  $     (0.13)  $     (0.11)

     d) In accordance with Canadian GAAP- EIC 10, the Corporation capitalized $150,000 of its going public costs incurred prior to March 2003; $100,000 of these costs were subsequently amortized. Effective fiscal 2002, in accordance with the CICA Handbook Section 3061 and 3062, the Corporation ceased amortization of these costs as the balance of intangible assets was not subject to amortization.

     United States GAAP requires costs related to public status be charged to shareholders' equity when incurred. As a result, share capital prior to 2002 would be decreased by $150,000, intangible assets would be decreased by $50,000 and the deficit would be reduced by $100,000.

CORPORATE INFORMATION

DIRECTORS

DOUGLAS CARTY (Chairman)
Executive Vice President &
Chief Financial Officer, Laidlaw Inc.

MARC LAVINE
Chief Executive Officer, President and
Chief Financial Officer and Director
of Chrysalis Capital II Corporation

ROBERT MACLEAN
Chief Executive Officer
Points International Ltd.

RICHARD KANG
Senior Vice President,
Strategy & Business Development,
IAC/InterActiveCorp Local &
Media Services

SEAN MORIARTY
President & Chief Operating Officer,
Ticketmaster

ERIC KORMAN
Senior Vice President, Mergers &
Acquisitions, IAC/InterActiveCorp

JOHN THOMPSON
Former Managing Director,
Kensington Capital Partners Limited

AUDIT COMMITTEE

Douglas Carty (Chair)
Eric Korman
Marc Lavine

HUMAN RESOURCES COMMITTEE

John Thompson (Chair)
Eric Korman
Marc Lavine

OFFICERS

Christopher Barnard
President

Darlene Higbee Clarkin
Chief Technology Officer & Vice President

Grad Conn (hired in Q2 2004)
Chief Marketing Officer

Peter Lockhard
Vice President,
Points.com Business Solutions

Robert MacLean
Chief Executive Officer

Stephen Yuzpe
Chief Financial Officer and Corporate Secretary

INVESTOR RELATIONS

Stephen Yuzpe (416.596.6382)
steve.yuzpe@points.com

Robert MacLean (416.596.6390)
rob.maclean@points.com

PARTNER RELATIONS

Christopher Barnard (416.596.6381)
christopher.barnard@points.com

AUDITORS

Mintz & Partners LLP

TRANSFER AGENT
Computershare Trust Company of Canada

LISTING

Shares are listed on the Toronto Stock
Exchange (TSX) under the symbol PTS
Over-The-Counter (OTC) Bulletin Board
(U.S.) under the symbol PTSEF

ANNUAL MEETING

May 11, 2006 at 12:00 p.m.
Metro Toronto Convention Centre
255 Front Street West
Toronto, Ontario

ADDRESS

Points International Ltd.
800 - 179 John Street
Toronto, Ontario M5T 1X4
Phone: 416.595.0000
Fax: 416.595.6444
www.points.com

                                                       POINTS INTERNATIONAL LTD.

                                                           800 - 179 John Street
                                                     Toronto - Ontario - M5T 1X4
                                                             PHONE: 416 595 0000
                                                               FAX: 416 595 6444

                                                                  WWW.POINTS.COM

                              FINANCIAL STATEMENTS

42   AUDITOROS REPORT
43   CONSOLIDATED BALANCE SHEETS
45   CONSOLIDATED STATEMENTS OF OPERATIONS
45   CONSOLIDATED EARNINGS (DEFICIT)
46   CONSOLIDATED STATEMENTS OF CASH FLOWS
47   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITOROS REPORT

TO THE SHAREHOLDERS OF POINTS INTERNATIONAL LTD.

WE HAVE AUDITED THE CONSOLIDATED BALANCE SHEETS OF POINTS INTERNATIONAL LTD. AS AT DECEMBER 31, 2005 AND 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS, DEFICIT AND CASH FLOWS FOR THE YEARS THEN ENDED. THESE CONSOLIDATED FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE CORPORATION'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE CONSOLIDATED FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM AN AUDIT TO OBTAIN REASONABLE ASSURANCE WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION.

IN OUR OPINION, THESE CONSOLIDATED FINANCIAL STATEMENTS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE CORPORATION AS AT DECEMBER 31, 2005 AND 2004 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEARS THEN ENDED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

_____________ & Partner LLP

TORONTO, ONTARIO
MARCH 9, 2006                                              CHARTERED ACCOUNTANTS

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                               2005          2004
-----------------                           -----------   -----------
ASSETS
CURRENT
   CASH AND CASH EQUIVALENTS (NOTE 4)       $19,983,607   $13,754,818
   SHORT-TERM INVESTMENTS                     2,348,418            --
   ACCOUNTS RECEIVABLE                        2,739,224     2,024,342
   PREPAIDS AND SUNDRY ASSETS                 1,893,605     1,229,091
                                            -----------   -----------
                                             26,964,854    17,008,251

PROPERTY, PLANT AND EQUIPMENT (NOTE 5)        3,606,840     2,056,282
GOODWILL AND INTANGIBLE ASSETS (NOTE 6)       7,602,503     8,282,453
DEFERRED COSTS (NOTE 22)                      1,699,030     2,242,868
FUTURE INCOME TAXES RECOVERABLE (NOTE 16)       590,000       590,000
                                            -----------   -----------
                                             13,498,372    13,171,603
                                            $40,463,226   $30,179,854
                                            ===========   ===========

APPROVED ON BEHALF OF THE BOARD:


/s/ DOUGLAS CARTY                       /s/ ROBERT MACLEAN
-------------------------------------   ----------------------------------------
DOUGLAS CARTY                           ROBERT MACLEAN
CHAIRMAN OF THE BOARD                   DIRECTOR

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                              2005           2004
-----------------                                          ------------   ------------
LIABILITIES
CURRENT
Accounts payable and accrued liabilities                   $  2,284,257   $  1,894,599
   Deposits                                                  15,810,853     13,153,623
   Current portion of loan payable (Note 7)                      33,515         29,860
   Current portion of acquisition loan payment (Note 14)        390,166        777,443
   Convertible debenture (Note 8)                                    --      8,920,373
                                                           ------------   ------------
                                                             18,518,791     24,775,899
LOAN PAYABLE (Note 7)                                            35,107         67,186
ACQUISITION LOAN PAYABLE (Note 14)                                   --        380,118
CONVERTIBLE DEBENTURE (Note 8)                                9,699,180             --
CONVERTIBLE PREFERRED SHARES (Note 9)                        18,396,456     13,892,478
                                                           ------------   ------------
                                                             46,649,533     39,115,680
SHAREHOLDERS' DEFINCIENCY
CAPITAL STOCK (Note 10)                                      36,404,342     23,730,993
WARRANTS (Note 11)                                            2,758,688      2,610,992
CONTRIBUTED SURPLUS                                           2,079,423      2,226,713
DEFICIT                                                     (47,428,760)   (37,504,525)
                                                           ------------   ------------
                                                             (6,186,307)    (8,935,826)
                                                           ------------   ------------
                                                           $ 40,463,226   $ 30,179,854
                                                           ============   ============

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31                                  2005          2004
-------------------------------                              -----------   -----------
REVENUES
   Points operations                                         $ 9,429,253   $ 7,560,012
   Interest income                                               598,556       231,579
                                                             -----------   -----------
                                                              10,027,809     7,791,591
GENERAL AND ADMINISTRATION EXPENSES                           14,321,370    12,148,927
                                                             -----------   -----------
LOSS - Before interest, amortization and other items          (4,293,561)   (4,357,337)
                                                             -----------   -----------
   Foreign exchange loss                                         514,625        81,725
   Interest on convertible debenture                             778,806       884,001
   Interest on preferred shares                                1,049,367       868,000
   Interest, loss on short-term investment and capital tax       265,974       132,843
   Amortization of property, plant and equipment,
      intangible assets and deferred costs                     3,021,902     2,322,749
   Write-off of ThinApse Corporation                                  --       161,629
                                                             -----------   -----------
                                                               5,630,674     4,450,947
                                                             -----------   -----------
NET LOSS                                                      (9,924,235)   (8,808,284)
                                                             -----------   -----------
LOSS PER SHARE (Note 12)                                     $     (0.11)  $     (0.13)
                                                             ===========   ===========

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31                          2005           2004
-------------------------------                      ------------   ------------
DEFICIT - BEGINNING OF YEAR
   As previously reported                            $(34,734,645)  $(25,926,361)
   Adjustment to stock-based compensation (Note 3)     (2,769,880)    (2,769,880)
                                                     ------------   ------------
   As restated                                        (37,504,525)   (28,696,241)
                                                     ------------   ------------
NET LOSS - FOR THE YEAR                                (9,924,235)    (8,808,284)
                                                     ------------   ------------
DEFICIT - END OF YEAR                                $(47,428,760)  $(37,504,525)
                                                     ============   ============

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          2005          2004
                                                                      -----------   -----------
FOR THE YEARS ENDED DECEMBER 31
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                              $(9,924,235)  $(8,808,284)
Items not affecting cash
   Amortization of property, plant and equipment                        1,346,320       312,618
   Amortization of deferred costs                                         531,699       601,319
   Amortization of intangible assets                                    1,143,884     1,408,812
   Deferred costs on convertible debenture                                 12,139            --
   Unrealized foreign exchange loss                                         3,431       (25,362)
   Employee stock option expense (Note 11)                                408,435       362,343
   Writedown of long term investment                                           --       161,629
   Cancellation of Warrants issued for services                            (1,167)       (1,179)
   Interest on Series Two and Four Preferred Shares                     1,049,367       868,000
   Interest accrued on convertible debenture                              778,806       884,001
                                                                      -----------   -----------
                                                                       (4,651,323)   (4,236,102)
Changes in non-cash balances related to operations (Note 13 (a))        2,390,259     2,506,192
                                                                      -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES                                (2,261,064)   (1,729,910)
                                                                      -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                           (2,896,877)   (1,855,177)
   Purchase of intangible assets                                         (125,191)     (128,428)
   Purchase (disposal) of short-term investments                       (2,348,418)    9,554,542
   Payments for the acquisition of MilePoint, Inc.                       (800,000)   (2,300,000)
   Costs related to the acquisition of MilePoint, Inc. (Note 14)         (306,138)     (728,556)
                                                                      -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                                (6,476,624)    4,542,381
                                                                      -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Series Four Preferred Share (Note 9)                     3,454,611            --
   Loan payable, net of repayments (Note 7)                               (28,425)       97,047
   Deferred financing costs                                                    --        13,967
   Issuance of capital stock, net of share issue costs (Note 10)       12,266,487       734,101
                                                                      -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            15,692,673       845,115
                                                                      -----------   -----------
   Effect of exchange rate changes on cash held in foreign currency      (726,197)     (623,061)
                                                                      -----------   -----------
INCREASE IN CASH AND CASH EQUIVALENTS                                   6,228,789     3,034,524
CASH AND CASH EQUIVALENTS - Beginning of the year                      13,754,818    10,720,294
                                                                      -----------   -----------
CASH AND CASH EQUIVALENTS - END OF THE YEAR                           $19,983,607   $13,754,818
                                                                      ===========   ===========

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the "Corporation") include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Exclamation Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly owned subsidiary, Points.com Inc.

The Corporation operates the Points.com Web site. Points.com is an online service allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Points.com also serves as a central resource to help individuals track their account balances with a number of loyalty programs.

In addition, the Corporation develops technology solutions for the loyalty program industry. The Corporation's portfolio of custom solutions facilitates the online sale, transfer and exchange of miles, points and currencies for a number of major loyalty programs.

2. SIGNIFICANT ACCOUNTING POLICIES

     a) Use of Estimates

     The preparation of these consolidated financial statements, in conformity with Canadian generally accepted accounting principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2005 and 2004 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

     b) Revenue Recognition

     Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

     Revenues from the sale of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

     Nonrefundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     Custom Web site design revenues are recorded on a percentage of completion basis.

     c) Cash and Cash Equivalents

     Cash and cash equivalents include amounts on deposit at the Corporation's bank and amounts held for the Corporation by a third party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points. Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days.

FINANCIAL STATEMENTS

     d) Short-term Investments

     Short-term investments include investment that have a duration of longer than 90 days. Short-term investments are accounted for at the lower of cost and net realizable value.

     e) Property, Plant and Equipment

     Property, plant and equipment are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Corporation to write off the cost of the property, plant and equipment over their estimated useful lives are as follows:

Furniture and equipment                     20% declining balance basis
Computer equipment                          30% declining balance basis
Software                                    30% straight-line basis
Web site development and technology costs   straight-line over 3 years
Leasehold improvements                      straight-line over 5 years

     f) Goodwill and Intangible Assets

     The Corporation follows Section 3062 ("Goodwill and Other Intangible Assets") of the CICA Handbook, in accounting for the value of its public listing. Since the public listing has an indefinite life, no amortization is recorded. These public company listing costs were capitalized by the Corporation in the period prior to the implementation of the recommendation of Section 3061 and 3062 of the CICA Handbook.

     Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. The remaining life of the patent is determined as 20 years less the time between the date of filing and the patent grant date. Registered trademarks have an indefinite life and will not be amortized unless determined to have become impaired.

     Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of Points.com Inc. will be amortized on a straight-line basis over a period of three years.

     The acquisition of MilePoint, Inc. represents the fair value of contracts acquired by the Corporation as described in Note 14. The carrying value of these contracts is amortized on a straight line basis over the life of the contracts.

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

     g) Long-Term Investments

     Investments in shares of companies over which the Corporation exercises significant influence are accounted for using the equity method.

     Investments in shares of companies over which the Corporation does not exercise significant influence are accounted for using the cost basis.

     The Corporation reviews all of its long-term investments regularly and provides for any decline, other than a temporary decline, in the value of the investment to the estimated net recoverable amount.

     h) Deferred Costs

     Costs incurred in respect of certain financings are deferred and charged to income over the term of financing. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Notes 8 and 9. Costs incurred on expanding relationships are amortized over the term of the extended relationships.

     i) Capital Leases

     Leases that transfer substantially all of the benefits and risks of ownership of the property to the Corporation are treated as acquisitions of an asset and an obligation.

     j) Costs of Raising Capital

     Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     k) Translation of Foreign Currency

     Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and consequently are included in net earnings.

     The results of foreign operations that are financially and operationally integrated with the Corporation are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year.

     l) Income Taxes

     The Corporation follows the asset and liability approach to accounting for income taxes.

     The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

     Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

     m) Non-Monetary Transactions

     Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non monetary Transactions") of the CICA Handbook.

     n) Earnings Per Share

     The Corporation uses Section 3500 ("Earnings per Share") of the CICA Handbook, which directs that the treasury stock method be used to calculate diluted earnings per share.

FINANCIAL STATEMENTS

     Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, Warrants, conversion of preferred shares and the convertible debenture, as if the events had occurred at the beginning of the period or at a time of issuance, if later. When the effect of computing diluted loss per share is anti-dilutive, this information is not presented.

     o) Stock-based Compensation

     Employees

     For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair-value based method of accounting for stock-based compensation.

     Non-employees

     For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

3. ADJUSTMENT TO STOCK-BASED COMPENSATION

Effective January 1st, 2004, in accordance with the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments", the Corporation adopted the changes required by this policy. The Corporation adopted this policy change in its 2004 audited consolidated financial statements and accounted for compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, the change in accounting policy was applied retroactively without restatement of the prior years' financial statements. Through the adoption of this policy, the Corporation misinterpreted the treatment for a series of employee stock options held in the wholly-owned subsidiary Points.com Inc. These Points.com Inc. options were issued on various dates in 2000. On February 8, 2002, the option holders were granted a put right which allowed them to have the right to put to the Corporation the Common Shares of Points.com Inc. acquired on the exercise of such options for Common Shares in the Corporation.

The extension of the put right should have been included in the Corporation's adoption of the above change in accounting policy for fiscal 2004, as it constitutes a commitment to issue Common Shares. As a result of this correction, the 2004 opening deficit was increased by $2,769,880 to $28,696,241 and the 2004 opening capital stock was increased by $666,489, and a $2,103,391 increase to contributed surplus was recorded. During fiscal 2004, contributed surplus was reduced by $358,770 and capital stock was increased by the same amount as a portion of the outstanding stock options were exercised. The above adjustment has no impact on total Shareholders' Equity or any other balance sheet accounts.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash held at the Corporation's bank and currently invested through an interest rate agreement earning prime rate less 225 basis points for Canadian funds (approximately 2%) and 80% of the U.S. T-Bill rate for U.S. funds (approximately 1%), and cash held by the third-party credit card processor. Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days. The investments could be liquidated at any time at the option of the Corporation with no loss in value.

Cash and cash equivalents consists of:

                                         2005          2004
                                     -----------   -----------
Cash                                 $ 9,827,614   $10,086,111
Cash equivalents                       6,409,034       544,945
Cash held by credit card processor     3,746,959     3,123,762
                                     -----------   -----------
                                     $19,983,607   $13,754,818
                                     ===========   ===========

5. PROPERTY, PLANT AND EQUIPMENT

                                                   Accumulated   Net Carrying
2005                                    Cost      Amortization      Amount
----                                -----------   ------------   ------------
Furniture and equipment             $   495,056    $  235,333     $  259,723
Computer equipment                      668,581       387,143        281,438
Software                              1,244,700       545,017        699,684
Technology & Web site development     6,797,363     4,864,840      1,932,523
Leasehold Improvements                  798,759       365,287        433,472
                                    -----------    ----------     ----------
                                    $10,004,459    $6,397,393     $3,606,840
                                    ===========    ==========     ==========

                                                  Accumulated   Net Carrying
2004                                   Cost      Amortization      Amount
----                                ----------   ------------   ------------
Furniture and equipment             $  468,355    $  173,740     $  294,615
Computer equipment                     590,619       282,616        308,003
Software                               443,340       372,728         70,612
Technology & Web site development    4,852,551     3,982,101        870,450
Leasehold Improvements                 752,718       240,116        512,602
                                    ----------    ----------     ----------
                                    $7,107,583    $5,051,301     $2,056,282
                                    ==========    ==========     ==========

6. GOODWILL AND INTANGIBLE ASSETS

                                                       Accumulated   Net Carrying
2004                                       Cost       Amortization      Amount
----                                    ----------    ------------   ------------
Public listing                          $   150,000    $  100,000     $   50,000
MilePoint, Inc. acquisition (Note 14)     8,580,888     1,617,444      6,963,444
Patents and trademarks                      589,058            --        589,058
Acquired technology                       2,258,603     2,258,603             --
                                        -----------    ----------     ----------
                                        $11,578,549    $3,976,047     $7,602,503
                                        ===========    ==========     ==========

                                                       Accumulated   Net Carrying
2004                                       Cost       Amortization      Amount
----                                    ----------    ------------   ------------
Public listing                          $   150,000    $  100,000     $   50,000
MilePoint, Inc. acquisition (Note 14)     8,242,146       655,945      7,586,201
Patents and trademarks                      462,376            --        462,376
Acquired technology                       2,258,603     2,074,727        183,876
                                        -----------    ----------     ----------
                                        $11,113,125    $2,830,672     $8,282,453
                                        ===========    ==========     ==========

7. LOAN PAYABLE

In August, 2004 the Corporation entered into an agreement with the landlord, whereby the landlord loaned the Corporation $107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan is repayable over 43 months and bears an interest rate of 10%.

FINANCIAL STATEMENTS

8. CONVERTIBLE DEBENTURE

The Corporation has outstanding $6 million principal amount of 8% convertible debentures (the "Debentures"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

The Debentures were amended to, among other things, (i) reduce the interest rate from 11% to 8% effective March 15, 2005, (ii) eliminate all negative covenants,
(iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

The Debentures will mature on March 15, 2008 if not previously converted. The Corporation is entitled to pre-pay the Debentures, without interest, within 30 days of a Series One Change in Control of the Corporation resulting from the exercise of the PII Warrants (defined in Note 11); the Debentures may not otherwise be prepaid. If the PII Warrants expire, the $6 million principal amount of the Debentures will be automatically converted on April 12, 2006 into 18,908,070 Common Shares and accrued interest on any principal amount as converted ceases to be payable. The Debentures will also automatically convert into Common Shares in certain other circumstances, including the sale of all outstanding Common Shares for a price per share of at least $1.26928, the sale of all or substantially all of the assets of the Corporation yielding net proceeds per Common Share (after giving effect to the conversion of the Debentures) of at least $1.26928. The Debentures are not convertible into Common Shares at the option of the holders so long as the PII Warrants is outstanding and held by IAC/InterActiveCorp or an affiliate thereof. The Debentures have been classified as long-term for fiscal 2005 since their repayment is only in connection with the exercise of the PII Warrants that would result from a third party transaction.

9. PREFERRED SHARES

     a) Series One Preference Share

     The Series One Preferred Share was created by Articles of Amendment dated December 20, 2001, was issued on February 8, 2002 and is a non-voting convertible share.

     The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2 million of the $6 million principal amount of the Debentures (defined under "Debentures" below), (ii) repayment in full of the Debentures or (iii) payment of the Dividend (defined below) (each a "Conversion Event").

     The Series One Preferred Share is not entitled to dividends other than as set out below:

     The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than Canadian Imperial Bank of Commerce or its affiliates or associates) or persons acting jointly or in concert acquire greater than 50% voting control or greater than 50% of the equity of the Corporation (a "Series One Change of Control"), or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to $4 million plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are then convertible) with the holders of all other participating shares in distributions from the assets of the Corporation and assuming, for this purpose, that the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24 million. Where an event occurs giving rise to the Dividend, the holder of the Debentures is entitled to accelerate all amounts owing under the Debentures and the Corporation is entitled to repay the Debentures.

     In the event of the exercise of the PII Warrants resulting in a Series One Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equaling the lesser of (i) $24 million and (ii) $4 million plus the number of Common Shares into which the Debentures are then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

     In the event of the liquidation, dissolution or winding-up of the Corporation prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive $4 million before any payment to holders of any Common Shares and (b) share pro-rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are convertible immediately prior to the liquidation event), with the holders of the Common Shares and all other participating shares ranking junior to the Series One Preferred Share in further distributions from the assets of the Corporation to an aggregate maximum of $20 million in addition to the sum specified in (a).

     b) Series Two Preferred Share

     The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003. It is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Eastern Standard Time), for no additional consideration, into 19,999,105 Common Shares (as at March 10, 2006), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in the Corporation's subsidiaries and in connection with the conversion of the CIBC Debentures, if convertible.

     The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

     The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

     If not converted, the Series Two Preferred Share will be redeemed upon the earlier of (i) March 31, 2013 and (ii) the third business day following a Change of Control of the Corporation (defined on page 54). If (i) occurs, the Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. If (ii) occurs, the Series Two Preferred Share will be redeemed for an amount equal to the greater of (i) 125%

FINANCIAL STATEMENTS

     of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

     A "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrants, any combination of a person (other than the holder of the Series Two Preferred Share Series), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

     In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and
     (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

     The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis (until the PII Warrants have been exercised, in whole or in part, to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the Board of Directors.

     c) Series Four Preferred Share

     In 2005, the Corporation issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

     The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 4,504,069 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

     If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted. The Series Four Preferred Share will also be redeemed if certain Change of Control events occur, for an amount equal to the greater of (i) 125% $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and (ii) the greater of (A) the value of the Common Shares into which the Series Four Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Four Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the Change of Control. For this purpose a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Four Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation suffiecient to elect a majority of the Board of Directors.

     In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares. The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

10. CAPITAL STOCK

Authorized

Unlimited   Common Shares
---------   -------------
        1   Series One Preferred Share, non-voting, convertible into one Common Share
        1   Series Two Preferred Share
        1   Series Three Preferred Share
        1   Series Four Preferred Share
        1   Series Five Preferred Share

Issued

The balance of capital stock is summarized as follows:

                                  2005          2004
                              -----------   -----------
Common Shares                 $36,404,339   $23,730,991
Series One Preferred Share              1             1
Series Two Preferred Share              1             1
Series Four Preferred Share             1            --
                              -----------   -----------
                              $36,404,342   $23,730,993
                              ===========   ===========

FINANCIAL STATEMENTS

Common Shares                                                   Number       Amounts
-------------                                                 ----------   -----------
   Balance January 1, 2004                                    62,609,622   $18,449,907

Issued on the acquisition of MilePoint, Inc.(i)                4,000,000     4,000,000
Issued on exercise of Warrants(ii)                             2,318,006       752,984
Issued on exercise of stock options(iii)                         816,789       194,008
Issued on exchange for property (shares in subsidiary)(iv)     1,313,433       369,317
                                                              ----------   -----------
                                                              71,057,850    23,766,215

Less: share issue costs                                               --        35,224
                                                              ----------   -----------
   Balance December 31, 2004                                  71,057,850    23,730,991
                                                              ----------   -----------

Issued on exercise of Warrants(v)                                458,667        37,825
Issued on exercise of stock options(vi)                        2,102,227     1,025,318
Issued on exchange for property (shares in subsidiary)(vii)    1,964,664       555,870
Issued in private placement(viii)                             18,134,300    12,385,405
                                                              ----------   -----------
                                                              93,717,708    37,735,409

Less: share issue costs                                               --     1,331,070
                                                              ----------   -----------
BALANCE DECEMBER 31, 2005                                     93,717,708   $36,404,339
                                                              ==========   ===========

     (I) 4,000,000 shares (valued at $4 million) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note
          14).

     (II) 2,268,006 common share purchase Warrants, issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised at $0.25 per share. In addition, 50,000 Warrants issued in respect of a financing engagement were exercised at $0.25 per share.

     (III) 816,789 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

     (IV) 524,554 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 1,313,433 of the Corporation's common shares.

     (V) 458,667 common share purchase Warrants (valued at $37,825), issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised for nil consideration.

     (VI) 2,102,227 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

     (VII) 784,641 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 1,964,664 of the Corporation's common shares.

     (VIII) On April 4, 2005, the Corporation issued 18,134,300 common shares at $0.683 per share in a Private Placement.

11. OPTIONS AND WARRANTS

     a) Stock option plan

     The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The options vest over a three year period and expire five years from the grant date.

                                        2005         2004
                                     ----------   ----------
Options Authorized by Shareholders   10,206,948   10,206,948
   Less: Options Exercised           (4,484,539)  (2,382,312)
                                     ----------   ----------
Net Options Authorized                5,722,409    7,824,636
   Less: Options Granted             (4,866,913)  (6,184,558)
                                     ----------   ----------
Options Available to Grant              855,496    1,640,078
                                     ==========   ==========

     b) Stock options

     Stock-based compensation plan

     At December 31, 2005, the Corporation had one stock-based compensation plan, which is described in Note 11 (a). The Corporation accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $408,435 for 2005.

     Fair Value

     The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2004 and 2005, respectively: dividend yield of nil for all three years; expected volatility of 73, 46 and 30%, risk-free interest rates of 4.0, 4.0 and 3.6% and expected lives of 3.0, 3.0, and 3.0 years.

     A summary of the status of the Corporation's stock option plan as of December 31, 2004 and 2005, and changes during the years ending on those dates is presented below.

FINANCIAL STATEMENTS

                                           2005                             2004
                              ------------------------------   -----------------------------
                               NUMBER OF    WEIGHTED AVERAGE    NUMBER OF   WEIGHTED AVERAGE
                                OPTIONS      EXERCISE PRICE      OPTIONS     EXERCISE PRICE
                              -----------   ----------------   ----------   ----------------
Beginning of Year               6,184,558        $0.71          5,598,127         $0.51
Granted                         1,162,836         0.84          1,639,407          1.17
Exercised                      (2,102,227)        0.47           (816,789)         0.22
Forfeited                        (378,254)        0.83           (236,187)         1.04
                              -----------        -----         ----------         -----
End of year                     4,866,913        $0.83          6,184,558         $0.71
                              ===========        =====         ==========         =====
EXERCISABLE AT END OF YEAR      2,429,095        $0.69          3,832,429         $0.50
                              ===========        =====         ==========         =====
WEIGHTED AVERAGE FAIR
VALUE OF OPTIONS GRANTED      $      0.20                      $     0.41
                              ===========                      ==========

                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                          --------------------------------------------------   --------------------------
                                         WEIGHTED AVERAGE        WEIGHTED                     WEIGHTED
                          NUMBER OF   REMAINING CONTRACTUAL       AVERAGE      NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICE    OPTIONS         LIFE (YEARS)       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
-----------------------   ---------   ---------------------   --------------   ---------   --------------
$0.01 to $0.49              888,510            1.30                $0.25        800,000         $0.26
$0.50 to $0.99            2,084,836            2.83                $0.75        777,145         $0.61
$1.00 and over            1,893,567            3.15                $1.19        918,750         $1.16

Subsequent to year-end, as described in Note 21, 5,000 options were exercised.

     c) Stock options of Points.com Inc.

     In addition to the stock options described above, Points.com Inc.,the Corporation's indirect wholly-owned subsidiary has one stock compensation plan. No further Points.com Inc. common shares are authorized for issuance under this plan. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, have outstanding stock options. No options were granted in this plan in 2003, 2004 or 2005. The options outstanding are as follows:

                                         2005                           2004
                             ----------------------------   ----------------------------
                             NUMBER OF   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
                              OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                             ---------   ----------------   ---------   ----------------
Beginning of Year            2,590,498         $0.04        3,115,052         $0.04
Granted                             --            --               --            --
Exercised                     (784,641)         0.05         (524,554)         0.02
Forfeited                           --            --               --            --
                             ---------         -----        ---------         -----
End of year                  1,805,857         $0.04        2,590,498         $0.04
                             =========         =====        =========         =====
EXERCISABLE AT END OF YEAR   1,805,857         $0.04        2,590,498         $0.04
                             =========         =====        =========         =====

                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                          --------------------------------------------------   --------------------------
                                         WEIGHTED AVERAGE        WEIGHTED                     WEIGHTED
                          NUMBER OF   REMAINING CONTRACTUAL       AVERAGE      NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICE    OPTIONS         LIFE (YEARS)       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
-----------------------   ---------   ---------------------   --------------   ---------   --------------
$0.01 to $0.49            1,805,857           1.13                 $0.04       1,805,857        $0.04

     The holders of 1,805,857 options (all with strike prices at or below $0.055 per share) have the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation has used a ratio of 2.5039 common shares per Points.com Inc. common share (equivalent to 4,521,684 common shares) for this purpose. In 2005, 784,641 options were exercised and all of the Points.com Inc. common shares received were put to the Corporation for 1,964,664 common shares of the Corporation.

     d) Warrants

     The Corporation issued Warrants (the "PII Warrants") on April 11, 2003 to Points Investments Inc. ("PII") that are exercisable to acquire up to 55% of the Common Shares (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and/or Series Four Preferred Share. The PII Warrants expire on April 11, 2006. If PII had exercised the PII Warrants in full on March 10, 2006, IAC/InterActiveCorp would have indirectly received 102,861,615 Common Shares.

                                                2004                             2005
                                   ------------------------------   -----------------------------
                                    NUMBER OF    WEIGHTED AVERAGE    NUMBER OF   WEIGHTED AVERAGE
                                     WARRANTS     EXERCISE PRICE     WARRANTS     EXERCISE PRICE
                                   -----------   ----------------   ----------   ----------------
Beginning of Year                   84,160,489         $1.03        79,431,399         $0.94
Granted(1)                             906,248          0.83                --           n/a
Issued - Anti-Dilution Provision    19,225,127          0.01         7,049,596          1.03
Exercised                             (458,667)         0.25        (2,318,006)         0.25
Forfeited                             (303,667)         0.25            (2,500)         0.28
                                   -----------         -----        ----------         -----
End of year                        103,529,530         $0.93        84,160,489         $1.03
                                   ===========         =====        ==========         =====
EXERCISABLE AT END OF YEAR         103,529,530         $0.93        84,160,489         $1.03
                                   ===========         =====        ==========         =====

NOTE:

(1) The strike price of the PII Warrants (Note 9) will change in accordance with its anti-dilution provisions. For example, as the number of Common Shares that the PII Warrants is exercisable into increases, the strike price will decrease proportionately.

                                          WARRANTS OUTSTANDING                       WARRANTS EXERCISABLE
                          ----------------------------------------------------   ----------------------------
                                           WEIGHTED AVERAGE        WEIGHTED                       WEIGHTED
                             NUMBER     REMAINING CONTRACTUAL       AVERAGE       NUMBER OF        AVERAGE
RANGE OF EXERCISE PRICE     WARRANTS         LIFE (YEARS)       EXERCISE PRICE     WARRANTS    EXERCISE PRICE
-----------------------   -----------   ---------------------   --------------   -----------   --------------
$0.01 to $0.49                     --              --                $0.25                --          --
$0.50 to $0.99            103,529,530            0.30                $0.93       103,529,530       $0.93
$1.00 and over                     --              --                $1.03                --          --

     In connection with the Private Placement, 906,248 broker Warrants valued at $186,687 were issued.

FINANCIAL STATEMENTS

     e) Warrants of Points.com Inc.

     On September 5, 2003, the Corporation acquired Warrants and Warrant acquisition rights exercisable to acquire 4,827,255 common shares in the Corporation's indirect wholly owned subsidiary, Points.com Inc., from an airline partner.

     In addition to the Warrants and Warrant acquisition rights acquired by the Corporation, Points.com Inc., has issued or committed to issue an additional 4,103,378 Warrants to airline partners with expiry dates between March 28, 2006 and April 1, 2007. Each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. The exercise of these Warrants would dilute the Corporation's interest in Points.com Inc. by 11%.

     f) Fair value

     906,248 Warrants were granted during 2005 and no Warrants were granted in 2004. The weighted average grant date fair value of Warrants granted during 2005 has been estimated at $0.21 using the Black Scholes option pricing model. The pricing model assumes a weighted average risk-free interest rate of 3.8%, weighted average expected dividend yield of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years.

12. LOSS PER SHARE

     a) Loss per share

     Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year that amounted to 88,093,523 shares (2004 - 67,744,345).

     b) Fully-diluted loss per share

     The fully diluted loss per share has not been computed, as the effect would be anti dilutive.

13. STATEMENT OF CASH FLOWS

     a) Changes in non-cash balances related to operations are as follows:

                                                          2005          2004
                                                       ----------   -----------
(Increase) in accounts receivable                      $ (818,592)  $(1,149,990)
(Increase) in prepaids and sundry assets                 (720,497)     (485,001)
(Increase) in deferred costs                                   --      (123,390)
Increase in accounts payable and accrued liabilities      422,914       783,344
Increase in deposits                                    3,506,434     3,481,230
                                                       ----------   -----------
                                                       $2,390,259   $ 2,506,192
                                                       ==========   ===========

     b) Supplemental information

     Interest, taxes and loss on short-term investments

     Interest of $15,054 (2004, $4,196) was paid during the year. In addition to this, the Corporation incurred $150,158 in losses on short-term investments and capital taxes of $45,763 were paid in 2005. Interest revenue of $420,229 (2004, $230,294) was received during the year.

     NON-CASH TRANSACTIONS IN 2005 WERE AS FOLLOWS:

     (I) 784,641 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at a fair market value of 1,964,664 of the Corporation's Common Shares. (Note 10 (vii)).

     (II) $36,348 of revenue earned for hosting services provided was paid in loyalty currency comprised of partner miles. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

     (III) $156,498 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

     (IV) The Corporation received $137,972 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

     (V) Interest of $2,499 was accrued on the acquisition of MilePoint, Inc.

     (VI)    Interest of $778,806 was accrued on the convertible debenture (Note
             8).

     (VII) Interest on $1,049,367 was accrued on the Series Two Preferred Share (Note 9 (b)) and Series Four Preferred Share (Note 11 (d)).

     (VIII) 906,248 broker Warrants valued at $186,687 were issued in connection with the Private Placement Transaction (see Note 11
             (d)). This amount has been recorded as an increase to Warrants with the offset as share issue costs charged against share capital.

     (IX) 1,162,836 options were issued to employees and 378,254 options previously granted were cancelled (see Note 11 (b)).

     (X)     458,667 broker Warrants were exercised for nil consideration (see
             Note 10 (v)).

     NON-CASH TRANSACTIONS IN 2004 WERE AS FOLLOWS:

     (XI) 524,554 shares of Points.com Inc. were acquired in exchange for 1,313,433 shares of the Corporation (Note 10 (iv)).

     (XII) 4,000,000 shares (valued at $4 million) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Notes 14 and 10 (i)).

     (XIII) $38,959 of revenue earned for hosting services provided was paid in loyalty currency comprised of partner miles. The currency was valued at the purchase price of the miles. The prepaid asset will be charged to income as the currency is used.

     (XIV) $125,809 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost. The prepaid asset will be charged to income as the accommodation certificates are used

     (XV) The Corporation received $136,416 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

     (XVI) The Corporation's long-term investment of $161,629 in ThinApse Corporation was written off, as the asset was determined to be impaired.

     (XVII) Interest of $2,499 was accrued on the acquisition of MilePoint, Inc.

     (XVIII) Interest of $884,001 was accrued on the convertible debenture (Note
             8).

     (XIV) Interest on $868,000 was accrued on the Series Two Preferred Share (Note 9 (b)).

FINANCIAL STATEMENTS

14. MILEPOINT, INC. ACQUISITION

MILEPOINT, INC. ACQUISITION

On March 31, 2004, the Corporation acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable over two years without interest, and four million common shares. The loan payable, which had a face value of $3.5 million, was discounted to its fair value as it is non-interest bearing and due over two years.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles                $  225,000
Contracts with Partners     3,555,166
Goodwill                    4,800,722
                           ----------
                           $8,580,888
                           ==========
CONSIDERATION:
Cost of Transaction        $1,090,722
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,490,166
                           ----------
                           $8,580,888
                           ==========

The acquired contracts with partners are amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; goodwill and other intangibles were reviewed as at March 31, 2005 and were found not to have any impairment. Goodwill and other intangibles will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment occurred.

In 2005, the Corporation incurred $306,138 of additional incremental costs in connection with the acquisition. These costs have been added to goodwill.

Remaining payments under the terms of the acquisition loan payable are as follows:

ACQUISITION LOAN PAYABLE:
Current Portion             $390,166
Long-Term Portion                 --
Accretion of Interest          9,834
                            --------
TOTAL                       $400,000
                            ========

15. FINANCIAL INSTRUMENTS

The Corporation's significant financial assets and liabilities are cash and cash equivalents, short term investments and convertible loans, which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation's financial assets and liabilities have been disclosed in Notes 4 and 8.

The Corporation is not exposed to financial risk that arises from fluctuations in interest rates as all of its interest-bearing obligations are fixed-rate. As well, the Corporation has sufficient foreign currency to satisfy its foreign currency based obligations.

     a) Fair Value:

     In accordance with the disclosure requirements of the CICA Handbook Section 3860 (paragraphs 3860.78, 101), the Corporation is required to disclose certain information concerning its "financial instruments," defined as a contractual right to receive or deliver cash or other financial asset. The fair value of the majority of the Corporation's financial assets and liabilities approximate their recorded values at December 31, 2005. In these circumstances, the fair value of the assets or liabilities is determined to be the lower of cost and market value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

     b) Summary of Significant Financial Instruments

     The significant financial instruments of the Corporation, their carrying values and exposure to U.S.-dollar denominated monetary assets and liabilities, are as follows:

                                             C$ Total    US$ Denominated   Other Denominated
                                           -----------   ---------------   -----------------
Cash and cash equivalents                  $19,983,606    US$13,965,677        E  1,559,669
                                                                             GBP    454,599
                                                                             CHF     12,713
Short-term investments                     $ 2,348,418    US$ 2,014,081
Accounts receivable                        $ 2,797,921    US$ 2,017,709         E   105,009
                                                                              GBP    17,500
Accounts payable and accrued liabilities   $ 2,284,257    US$   805,323       GBP     7,820
Deposits                                   $15,810,853    US$11,309,494         E 1,164,924
                                                                              GBP   419,422
                                                                               CHF    5,919

16. INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

                                                            2005          2004
                                                        -----------   -----------
Income tax recovery at statutory rate                   $(3,584,000)  $(2,917,000)
Non deductible items for which there is no tax effect        11,000        16,000
Temporary differences                                     1,008,000       858,000
Losses for which no benefit has been recorded             2,565,000     2,043,000
                                                        -----------   -----------
NET INCOME TAX RECOVERY                                 $        --   $        --
                                                        ===========   ===========

FINANCIAL STATEMENTS

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of approximately $32,693,000 which may be applied against future years' taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:

2006   $  890,000
2007   $2,767,000
2008   $6,976,000
2009   $5,932,000
2010   $3,597,000
2014   $5,428,000
2015   $7,103,000

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

                                                 2005           2004
                                             ------------   -----------
FUTURE INCOME TAX ASSETS ARE COMPRISED OF:
   Losses carried forward                    $ 11,808,000   $ 8,629,000
   Property, plant and equipment                2,045,000     1,427,000
   Share issue costs                              393,000        77,000
                                             ------------   -----------
                                               14,246,000    10,133,000
Valuation allowance                           (13,656,000)   (9,543,000)
                                             ------------   -----------
NET FUTURE INCOME TAX ASSET                  $    590,000   $   590,000

17. RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

     In fiscal 2005, certain officers and directors exercised stock options in the Corporation and the Corporation's subsidiary Points.com Inc. (Note 10
     (vi) and Note 10 (vii)).

18. COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web-hosting services expiring through 2009 to aggregate annual rentals as follows:

2006   $2,048,063
2007   $1,797,450
2008   $  505,658
2009   $  447,415
2010   $  194,613

19. SEGMENTED INFORMATION

     a) Reportable Segments

     The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry (refer to the Management Discussion and Analysis for a description of Points Solutions), in each of 2005 and 2004, whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

     b) Enterprise-wide Disclosures - Geographic Information

     $9,274,067 (2004, $7,129,901) representing 93% of the Corporation's revenues were generated in the U.S., $248,330 (2004, $396,218) representing 3%, were generated in Canada and the remaining revenues generated outside North America.

     At December 31, 2005 and 2004, substantially all of the Corporation's assets were in Canada.

20. MAJOR CUSTOMERS

Approximately 47% of the Corporation's revenues are from its three largest customers. In 2004, three customers represented 54% of the Corporation's revenues. In addition, 71% (2004, 61%) of the Corporation's deposits are due to these three customers.

21. SUBSEQUENT EVENTS

Subsequent to year-end, 5,000 options in the Corporation were exercised at a weighted average exercise price of $0.22 per share (Note 11(b)).

22. DEFERRED COSTS

Deferred costs include finance charges as well as costs incurred in connection with commercial contract arrangements. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings.

                                                                  ACCUMULATED   NET CARRYING
2005                                                   COST      AMORTIZATION      AMOUNT
----                                                ----------   ------------   ------------
Convertible Debenture                               $  986,289    $  986,289     $       --
Series Two Preferred Share and Warrants                717,050       197,189        519,861
Technology Costs of Partner Relationships & Other      135,529        58,524         77,005
Share Issuance to Partner                            2,112,568     1,010,404      1,102,164
                                                    ----------    ----------     ----------
                                                    $3,951,436    $2,252,406     $1,699,030
                                                    ==========    ==========     ==========

                                                                  ACCUMULATED   NET CARRYING
2004                                                   COST      AMORTIZATION      AMOUNT
----                                                ----------   ------------   ------------
Convertible Debenture                               $  986,289    $  986,289     $       --
Series Two Preferred Share and Warrants                717,050       125,084        591,966
Technology Costs of Partner Relationships & Other      135,529        21,707        113,822
Share Issuance to Partner                            2,112,568       575,088      1,537,480
                                                    ----------    ----------     ----------
                                                    $3,951,436    $1,708,568     $2,242,868
                                                    ==========    ==========     ==========

$123,390 of Points.com Solutions technology costs incurred have been deferred over the expected lifetime of certain partner relationships. The technology costs will be amortized over a 30-month period.

23. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified in accordance with the current year's presentation.

FINANCIAL STATEMENTS

24. U.S. GAAP RECONCILIATION

Canada and United States Accounting Policy Differences

     The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

FOR THE YEARS ENDED DECEMBER 31                 2003          2004          2005
-------------------------------             -----------   -----------   -----------
Net loss in accordance with Canadian GAAP   $(6,991,673)  $(8,808,284)  $(9,924,235)
   Web Site Development (a)                          --      (295,585)           --
   Web Site Development Amortization (a)        174,605            --        73,896
   Non-employee stock options (b)              (130,063)           --            --
                                            -----------   -----------   -----------
NET LOSS IN ACCORDANCE WITH U.S. GAAP       $(6,947,131)  $(9,103,868)  $(9,850,339)
                                            -----------   -----------   -----------
LOSS PER SHARE                              $     (0.12)  $     (0.13)  $     (0.11)
                                            ===========   ===========   ===========

The cumulative effect of these adjustments on shareholders' equity is as follows:

AS AT DECEMBER 31                                      2003          2004          2005
-----------------                                  -----------   -----------   -----------
Shareholders Equity in accordance with
Canadian GAAP                                      $(5,222,809)  $(8,935,826)  $(6,186,307)
   Web Site Development (a)                           (523,815)     (819,400)     (819,400)
   Web Site Development Amortization (a)               523,815       523,815       597,711
   Public Status (d)                                   (50,000)      (50,000)      (50,000)
                                                   -----------   -----------   -----------
SHAREHOLDERS EQUITY IN ACCORDANCE WITH U.S. GAAP   $(5,272,809)  $(9,281,411)  $(6,457,996)
                                                   ===========   ===========   ===========

Effect of these adjustments on the consolidated statement of cash flows is as follows:

AS AT DECEMBER 31                              2003          2004          2005
-----------------                          -----------   -----------   -----------
Assets in accordance with Canadian GAAP    $27,481,286   $30,179,854   $40,463,226
   Web Site Development Costs (a)             (523,815)     (819,400)     (819,400)
   Web Site Development Amortization (a)       523,815       523,815       597,711
   Public Status (d)                           (50,000)      (50,000)      (50,000)
                                           -----------   -----------   -----------
ASSETS IN ACCORDANCE WITH U.S. GAAP        $27,431,286   $29,834,269   $40,191,537
                                           ===========   ===========   ===========

Effect of these adjustments on the consolidated statement of cash flows is as follows:

FOR THE YEARS ENDED DECEMBER 31                             2003          2004          2005
-------------------------------                         -----------   -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES
Cash flows used in operating activities
   in accordance with Canadian GAAP                     $(1,406,454)  $(1,729,910)  $(2,261,064)
   Web Site Development (a)                                      --      (295,585)           --
                                                        -----------   -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES
   IN ACCORDANCE WITH U.S. GAAP                         $(1,406,454)  $(2,025,495)  $(2,261,064)
                                                        ===========   ===========   ===========
CASH FLOWS USED IN INVESTING ACTIVITIES
Cash flows provided by (used in) investing
   activities in accordance with Canadian GAAP          $  (469,083)  $ 4,542,381   $(6,476,624)
   Web Site Development (a)                                      --       295,585            --
                                                        -----------   -----------   -----------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
   IN ACCORDANCE WITH U.S. GAAP                         $  (469,083)  $ 4,837,966   $(6,476,624)
                                                        ===========   ===========   ===========

     a) Canadian GAAP allows the capitalization and amortization of Web site development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under United States GAAP, American Institute of Certified Public Accountants, Statement of Position "SOP" 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For United States GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

     b) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation expense costs at fair value for stock options and Warrants issued after December 15, 1995, to non-employees, such as members of the Board of Advisors, and other consultants and advisors. The fair value of the non-employee stock options and Warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model. Under Canadian GAAP, all stock-based compensation granted to non-employees prior to January 1, 2002 has not been accounted for; however, the Corporation has accounted for all stock-based compensation granted to non-employees after January 1st, 2002 using the fair value method.

     Accordingly, for United States GAAP purposes the Corporation has calculated the fair value of stock options granted to non-employees prior to January 1st, 2002 and recorded the cost of $1,534,467 by increasing the deficit with the offsetting increase to contributed surplus (with no impact to total shareholders' equity).

FINANCIAL STATEMENTS

     c) Prior to 2002, the Corporation accounted for the stock option plans under the recognition and measurement provisions of AFB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations using the intrinsic value method of accounting. No expense had been recorded prior to 2002 as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Starting January 1, 2002 the Corporation adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified or settled after January 1, 2002 for United States GAAP and Canadian GAAP purposes.

     In accordance with United States GAAP, pro forma disclosure of all stock options issued prior to January 1, 2002 that are not accounted for under SFAS No. 123 is required. Below is the pro forma disclosure showing the effect on the Corporation's loss had the Corporation accounted for these options using the fair-value method prescribed in SFAS No. 123.

     The pro forma disclosure for United States GAAP is as follows:

FOR THE YEARS ENDED DECEMBER 31                       2003          2004          2005
-------------------------------                   -----------   -----------   -----------
Net Loss in Accordance with U.S. GAAP             $ 6,947,131)  $(9,103,868)  $(9,850,339)
Deduct: Stock based compensation costs
   using fair value method for options
   issued prior to Jan. 1, 2002                      (102,831)      (16,964)           --
                                                  -----------   -----------   -----------
PRO FORMA NET LOSS IN ACCORDANCE WITH U.S. GAAP   $(7,049,962)  $(9,120,832)  $(9,850,339)
                                                  ===========   ===========   ===========
Loss per share:
   Basic - as reported                            $     (0.12)  $     (0.13)  $     (0.11)
   Basic - pro forma                              $     (0.12)  $     (0.13)  $     (0.11)

     d) In accordance with Canadian GAAP- EIC 10, the Corporation capitalized $150,000 of its going public costs incurred prior to March 2003; $100,000 of these costs were subsequently amortized. Effective fiscal 2002, in accordance with the CICA Handbook Section 3061 and 3062, the Corporation ceased amortization of these costs as the balance of intangible assets was not subject to amortization.

     United States GAAP requires costs related to public status be charged to shareholders' equity when incurred. As a result, share capital prior to 2002 would be decreased by $150,000, intangible assets would be decreased by $50,000 and the deficit would be reduced by $100,000.


68